UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13(a)-16 or 15(d)-16 of

the Securities Exchange Act of 1934

For the month of September, 2005

Commission File No. 000-29512

BARBEQUES GALORE LIMITED

(Exact name of Registrant as specified in its charter)

Building A2, Campus Business Park 350-374 Parramatta Road, Homebush,

Sydney, NSW 2144 Australia

Registrant’s telephone number, including area code: 61-2-9704-4177

Indicate by check mark whether the registrant filed or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F              ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities of Exchange Act of 1934:

☐ Yes                         ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b):

________________

This report on Form 6-K is being furnished for the sole purpose of furnishing copies of the following documents: 1) Explanatory Statement and Notice of Meeting of Optionholders and 2) Explanatory Statement and Notices of Meetings of Shareholders. These documents pertain to a proposed Scheme of Arrangement which will result in BBG Australia Pty Limited acquiring all of the ordinary shares in Barbeques Galore Limited (the “Company”) as well as cancellation of all of the options to subscribe for ordinary shares in the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BARBEQUES GALORE LIMITED

Date: September 19, 2005	By:	/s/ Robert Gavshon
Robert Gavshon
Deputy Chairman of the Board of Directors and General Counsel

EXHIBIT INDEX

The following document is being furnished to the Commission as an exhibit to, and is incorporated by reference into this Report of Foreign Private Issuer on Form 6-K.

Exhibit	Description
99.1	Explanatory Statement and Notice of Meeting of Optionholders

99.2	Explanatory Statement and Notices of Meetings of Shareholders

BARBEQUES GALORE LIMITED

(ABN 92 008 577 759)

EXPLANATORY STATEMENT

and

Notice of Meeting

of

Optionholders

for a proposed Scheme of Arrangement which will result in

all of the options to subscribe for ordinary shares in Barbeques Galore Limited being cancelled in exchange for consideration to be provided by BBG Australia Pty Limited

The Options Scheme is proposed in conjunction with a proposed scheme of arrangement between Barbeques Galore Limited and its shareholders and a buy-back of the Excluded Shares, which will result in BBG Australia Pty Limited holding all of the ordinary shares in Barbeques Galore Limited (“Share Scheme”).

This document is being sent to Optionholders accompanied

by a copy of the Explanatory Statement in relation to the Share Scheme.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

NEITHER THE US SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Notice of Meeting

Enclosed with this Explanatory Statement

•	Proxy Form
•	Options Scheme Currency Election Form
•	Reply Envelope
•	Share Scheme Explanatory Statement

IMPORTANT DATES

Key Event	Key Date*

Last time and date by which proxy forms for the Options Scheme Meeting must be received by the Company	12 October 2005 at 11am

Time and date for determining eligibility to vote at the Options Scheme Meeting	12 October 2005 at 5pm

Share Scheme Meeting to be held at Building A2, Campus Business Park, 350-374 Parramatta Road Homebush 2140, NSW, Australia	14 October 2005 at 10am

Extraordinary General Meeting to be held at Building A2, Campus Business Park, 350-374 Parramatta Road Homebush 2140, NSW, Australia	14 October 2005 at 10.30am

Options Scheme Meeting for holders of Options in the Company to be held at Building A2, Campus Business Park, 350-374 Parramatta Road Homebush 2140, NSW, Australia	14 October 2005 at 11am

Court hearing for approval of the Share Scheme and Options Scheme	17 October 2005

Effective Date of the Share Scheme and Options Scheme	18 October 2005

Suspension of trading in ADSs on the NASDAQ	18 October 2005

Record Date for determining entitlement to participate in the Share Scheme and Options Scheme	25 October 2005

Implementation Date for the Share Scheme: payment of Share Scheme Consideration and transfer of Shares to BBGA	1 November 2005

Implementation Date for the Options Scheme: payment of the Options Scheme Consideration to Optionholders and cancellation of Options	1 November 2005

Termination of quotation of ADSs on NASDAQ	1 November 2005 (New York time)

*All dates are indicative only and subject to change due to, among other things, the review and approval procedures of the Federal Court of Australia, ASIC, SEC and NASDAQ and other regulatory authorities.

All dates are Sydney time unless otherwise indicated.

IMPORTANT NOTICES

Read This Document and the Share Scheme Explanatory Statement

This document is dated 16 September 2005.

The Share Scheme Explanatory Statement which accompanies this document is incorporated by reference and forms part of this document.

You should read this document and the Share Scheme Explanatory Statement in their entirety before making a decision as to how to vote on the resolution to be considered at the Options Scheme Meeting.

Purpose Of This Booklet

This document is required under Australian Law by Part 5.1 of the Corporations Act in relation to the Options Scheme.

The purpose of this document is to explain the terms of the Options Scheme, the manner in which it will be considered and implemented (if approved) and to provide such information as is prescribed or otherwise material to your decision whether to approve the Options Scheme.

Responsibility Statement

WHK Corporate Advisory Limited has prepared the Independent Expert’s Report in relation to the Share Scheme and the Options Scheme contained in Section 9 of the Share Scheme Explanatory Statement, and takes responsibility for that report. It is not responsible for any other part of this document or the Share Scheme Explanatory Statement.

Role of ASIC, SEC and NASDAQ

A copy of this document has been examined by ASIC. ASIC has been requested to provide a statement, in accordance with section 411(17)(b) of the Corporations Act, that ASIC has no objection to the Options Scheme. If ASIC provides that statement, then it will be produced to the Court at the time of the Court hearing to approve the Options Scheme.

The Company will provide a copy of this Explanatory Statement to the SEC as an exhibit to a Report of Foreign Private Issuer on Form 6-K and has informed NASDAQ of the Proposed Transaction.

Neither ASIC, SEC nor NASDAQ nor any of their respective officers takes any responsibility for the contents of this Explanatory Statement.

Investment Decisions

This document does not take into account your individual investment objectives, financial situation and needs. The information in this document should not be relied upon as the sole basis for any investment decision in relation to your Options or any other securities. You should seek independent financial and tax advice before making any investment decision in relation to your Options or any other securities.

Defined Terms

A number of defined words and expressions are used in this document. Defined words and expressions are capitalised. Please refer to the Glossary in Section 8 of this Explanatory Statement for the meaning of these words and expressions.

Unless otherwise stated, all data contained in charts, graphs and tables is based on information available as at the date of this Explanatory Statement. All numbers are rounded unless otherwise indicated. All references to time in this Explanatory Statement are references to Sydney, Australia time unless otherwise expressly stated.

Privacy and Personal Information

The collection of certain personal information is required or authorised by the Corporations Act.

The Company and its Share Registry may collect personal information in the process of implementing the Options Scheme. The personal information may include the names, addresses, other contact details and details of the Option holdings of Optionholders and the names of individuals appointed by Optionholders as proxies, corporate representatives or attorneys at the Options Scheme Meeting.

Optionholders and the other individuals in respect of whom personal information is collected as outlined above have certain rights to access the personal information collected in relation to them. Such individuals should contact David Glaser at the Company on (61 2) 9735 4278 in the first instance if they wish to request access to that personal information.

The personal information is collected for the primary purpose of implementing the Options Scheme.

The personal information may be disclosed to the Share Registry, to securities brokers and to print and mail service providers, and to the Company’s advisers to the extent necessary to implement the Options Scheme.

The main consequence of not collecting the personal information outlined above would be that the Company may be hindered in, or prevented from, conducting the Options Scheme Meeting and implementing the Options Scheme.

Optionholders who appoint an individual as their proxy, corporate representative or attorney to vote at the Options Scheme Meeting should inform that individual of the matters outlined above.

LETTER FROM THE CHAIRMAN

Dear Optionholder

On 10 August 2005, the Board of Barbeques Galore Limited (the Company) announced that it had signed an agreement for a proposed transaction with a company established and funded by Ironbridge Capital, a leading Australian private equity firm, to acquire the Company in a cash transaction (the Proposed Transaction).

The Proposed Transaction comprises:

(a)	a scheme of arrangement between the Company and its participating shareholders (Share Scheme), which will result in the transfer of all of the ordinary shares in the Company (other than those represented by ADSs currently held by Barbeques Galore, Inc.) to BBG Australia Pty Limited (BBGA) (the company established and funded by Ironbridge Capital private equity funds); and

(b)	a scheme of arrangement between the Company and its optionholders (Options Scheme) which will result in the cancellation of all unexercised options.

Under the Share Scheme, shareholders will receive A$13.00 cash for each Share transferred to BBGA. If the Share Scheme is approved and implemented, the Company will ultimately become a wholly owned subsidiary of BBGA.

Further details of the Share Scheme, and the rationale behind it, are set out in the accompanying Share Scheme Explanatory Statement which you should read carefully.

The purpose of the Options Scheme, which is detailed in this Explanatory Statement, is to cancel all of the outstanding options over unissued shares in the Company which are currently held by employees and directors of the Company, in consideration for a cash payment to Optionholders per Option equal to the amount by which A$13.00 exceeds the exercise price of that Option (converted into A$ using an exchange rate of A$1.00 to US$0.75).

The Options Scheme is a separate scheme of arrangement between the Company and its Optionholders. For the Options Scheme to proceed, it will need to be approved by Optionholders voting at a separate meeting to be held on 14 October 2005. The Options Scheme must also be approved by the Federal Court of Australia. In addition, the Options Scheme will only proceed if the Share Scheme also proceeds. If the Share Scheme proceeds, all unvested Options will vest on the Effective Date, so that all Options will be treated as if they are fully exercisable. Full details of the Options Scheme are contained in this Explanatory Statement.

The Share Scheme is not conditional on the Options Scheme, which means that the Share Scheme can proceed, at BBGA’s discretion, even if the Options Scheme does not (which could occur, for example, if Optionholders do not approve the Options Scheme). If the Options Scheme is not approved by Optionholders, any unexercised Options will automatically terminate for no consideration upon completion of the Share Scheme, in accordance with the terms of the 1997 Share Option Plan.

At the same time, the Company wishes to buy-back the Shares represented by ADSs currently held by Barbeques Galore, Inc. for nominal consideration (the Buy-back). These ADSs were acquired by Barbeques Galore, Inc. in 2001 with the intention of cancelling the underlying shares in due course. Under Australian law, the cancellation of those shares requires shareholder approval at a general meeting of the Company. The resolution to buy-back these shares is therefore to be considered by shareholders at an extraordinary general meeting to be held immediately following the Share Scheme Meeting (Extraordinary General Meeting).

The Options Scheme Meeting will be held as part of a series of meetings starting at Building A2, Campus Business Park, 350-374 Parramatta Road Homebush 2140, NSW, Australia on 14 October 2005 at 10am. It will follow immediately after the Share Scheme Meeting and Extraordinary General Meeting.

To help you consider the Options Scheme:

•	the Directors commissioned WHK Corporate Advisory Limited to provide the Independent Expert’s Report. A copy of this report (which relates to both the Share Scheme and the Options Scheme) is set out in Section 9 of the Share Scheme Explanatory Statement and we encourage you to read it in full. You will see from the Independent Expert’s Report that in the opinion of WHK Corporate Advisory, the Options Scheme is in the best interests of the Optionholders; and

•	the Company engaged Greenwoods & Freehills Pty Limited as Australian tax adviser and DLA Piper Rudnick Gray Cary US LLP as US tax adviser to consider the tax consequences of the Options Scheme on Optionholders, and their reports are set out in Sections 4 and 5 of this Explanatory Statement, respectively.

We urge you to read all this information carefully, as it will help you make an informed decision about how to vote at the Options Scheme Meeting.

The Board has closely considered the Proposed Transaction, and believes it provides a good return to our shareholders and optionholders, and at the same time benefits the Company and its employees. The Directors note that the Independent Expert considers that the Proposed Transaction is in the best interests of shareholders and optionholders and therefore unanimously recommends that Optionholders vote in favour of the Options Scheme, in the absence of an alternative proposal on better terms.

In support of the Proposed Transaction, I, along with two other executive directors, Robert Gavshon and Syd Selati, have, out of our own shareholders, granted BBGA an option at A$13.00 per share to acquire 19.9% of the shares in the Company.

As an Optionholder myself, I intend to vote in favour of the Options Scheme. The Options Scheme Meeting will be chaired by either Robert Gavshon or myself. In either case we intend to vote any undirected proxies in favour of the Options Scheme.

Robert Gavshon, John Price, Sydney Selati and Gordon Howlett are Optionholders. They have informed the Board that, in the absence of an alternative proposal on better terms, they intend to vote in favour of the Options Scheme.

The Options Scheme affects your Option holding and your vote is important. Please ensure that you vote in person or by proxy.

If you have any questions about the information contained in this booklet, you can call Robert Gavshon on (61 2) 9735 4111. If you are in doubt as to how to vote, you should consult your investment or other professional adviser.

Sam Linz

Chairman, Barbeques Galore Limited

VOTING INFORMATION

Your Vote is important

For the Options Scheme to be implemented, sufficient Optionholders must vote in favour of the Options Scheme.

The Options Scheme must be approved at a meeting of Optionholders by a majority in number of Optionholders present and voting at that meeting (either in person or by proxy). The Optionholders who vote in favour of the Options Scheme at the meeting must hold at least 75% in value of the total number of Options voted at that meeting. The value of Options held by each Optionholder voting will be equal to the Options Scheme Consideration offered for the cancellation of that Optionholder’s Options.

The Options Scheme is dependent on the approval of the Share Scheme by the required majority at the Share Scheme Meeting.

Meeting

The meeting to approve the Options Scheme will be held on the same day as the Share Scheme Meeting and Extraordinary General Meeting, at the same location, immediately following these meetings.

The Options Scheme Meeting will be held on 14 October 2005 at 11am or as soon after that time as the Extraordinary General Meeting is adjourned or concludes.

Can I vote?

The Company has determined that if you are registered as an Optionholder at 5pm (Sydney time) on 12 October 2005, you are entitled to vote at the Options Scheme Meeting. If you are unsure whether you can vote, you can contact David Glaser on (612) 9735 4278 weekdays between 9am and 5pm (Sydney time).

How do I vote?

You can vote at the Options Scheme Meeting in person or by attorney by completing and returning the enclosed proxy form.

An Optionholder who wishes to attend and/or vote at the Options Scheme Meeting:

•	in person, will be admitted to that meeting upon disclosure at the point of entry to the meeting of their name and address; or

•	by proxy or attorney, may do so. That proxy or attorney will be admitted to the meeting upon disclosure at the point of entry to the meeting of the name and address and the identity of their appointor.

Voting by proxy

If you wish to appoint a proxy in respect of the Options Scheme Meeting, you must complete and sign the personalised yellow proxy form which accompanies this document and return the form by post or in person to the Share Registry in the reply envelope provided, or alternatively, by faxing it to (612) 9735 4170. The proxies must be received at the Share Registry by 11am on 12 October 2005.

The sending of a proxy form will not preclude you from attending in person and voting at a meeting at which you are entitled to attend and vote.

Please note that if you are both a Shareholder and an Optionholder and you also wish to appoint a proxy for the Share Scheme Meeting and Extraordinary General Meeting, you should refer to the instructions set out in the Share Scheme Explanatory Statement.

Voting Queries

Further information relating to these voting procedures, the resolution to be proposed at the Options Scheme Meeting, and what constitutes sufficient evidence of the appointment of an attorney are contained in the Notice of Meeting included with this document.

If you have any further questions in relation to the meetings, in Australia please call David Glaser on (612) 9735 4278, or consult your financial or other professional adviser.

EXPLANATORY STATEMENT

1	The Options Scheme

1.1	What is the Options Scheme?

The Options Scheme offered to Optionholders under this Explanatory Statement involves the cancellation of the existing Options (which are currently held by employees and directors of the Company) by way of a scheme of arrangement between the Company and its Optionholders. If the Optionholders approve the Options Scheme (and all other conditions of the Options Scheme are satisfied) each Optionholder will receive an amount per Option equal to the amount by which A$13.00 exceeds the exercise price of that Option converted into $A using an exchange rate of A$1.00 to US$0.75. The amount payable in respect of each of the existing tranches of Options is set out in Section 6.1 of this Explanatory Statement.

The Options Scheme will only proceed if the Share Scheme is implemented, but the Share Scheme can still proceed if the Options Scheme is not approved by Optionholders, at BBGA’s discretion. In that case, any unexercised Options will automatically terminate for no consideration upon completion of the Share Scheme, in accordance with the terms of the 1997 Share Option Plan.

Before the Options Scheme can take effect:

•	the Options Scheme must be approved by the holders of Options attending and voting (either in person or by proxy) at the Options Scheme Meeting to be held on 14 October 2005 at Building A2, Campus Business Park, 350-374 Parramatta Road Homebush 2140, NSW, Australia at 11am;

•	the Share Scheme must be approved by the Shareholders at the Share Scheme Meeting to be held on 14 October 2005 at 10am;

•	the Federal Court of Australia must approve the Share Scheme;

•	the Federal Court of Australia must approve the Options Scheme; and

•	all other conditions of the Share Scheme must be satisfied or waived (these are set out in detail in Section 5.4 of the Share Scheme Explanatory Statement).

If the Share Scheme and Options Scheme are implemented, it will result in BBGA acquiring all of the ordinary shares in the Company. The trading of shares in the Company represented by ADSs on the NASDAQ will then be suspended at the close of trading on or about 18 October 2005.

If the Options Scheme also receives the necessary approvals, the date for determining entitlements to the Options Scheme Consideration will be 25 October 2005. The Company expects the Options Scheme, if approved, will take effect on 18 October 2005.

Payment of the Options Scheme Consideration to Options Scheme Participants is then expected to be made on 1 November 2005. The payment will be made to Options Scheme Participants by cheque posted to each Optionholder at the address of the Optionholder as it appears on the Company’s options register at that time.

1.2	Reasons for the Options Scheme

The reasons for the Proposed Transaction are set out in detail in Section 1.2 of the accompanying Share Scheme Explanatory Statement.

The Share Scheme may proceed regardless of whether or not the Options Scheme proceeds. The reasons for the Options Scheme are therefore:

•	to give Optionholders the opportunity to realise value for their Options at the same time as Shareholders are being given the opportunity to realise value for their Shares, and before any unexercised Options are automatically terminated for no consideration upon completion of the Share Scheme, in accordance with the terms of the 1997 Share Option Plan; and

•	to allow Optionholders to participate in the enhanced consideration which Shareholders are receiving for their Shares representing a 92% premium over the closing stock price of US$5.15 per share immediately prior to the date of announcement of the Proposed Transaction (10 August 2005) based on the exchange rate at that time (see the Share Scheme Explanatory Statement for further details).

2	Important considerations for Optionholders

There are a number of matters that Optionholders need to consider in making a decision as to how to vote on the Options Scheme. These include a number of advantages and disadvantages, some of which will be contingent upon the individual financial and/or taxation position of the Optionholder. Optionholders should consider any advantages or disadvantages relating to the Options Scheme in the context of their individual circumstances, read the Independent Expert’s Report and the relevant Tax Adviser’s Report and seek individual investment and other professional advice if necessary.

2.1	Potential advantages of the Options Scheme

If the Options Scheme is implemented, each Optionholder will receive an amount per Option equal to the amount by which A$13.00 exceeds the exercise price of that Option, converted into A$ using an exchange rate of A$1.00 to US$0.75, for every Option held at the Record Date. These amounts are set out in section 6.1 of this Explanatory Statement.

The potential key advantages of the Options Scheme for Optionholders include:

•	if the Options Scheme is not approved, Optionholders will only be able to realise value for their Options by exercising them and participating in the Share Scheme, and this may have adverse tax consequences for certain Optionholders compared to the Options Scheme;

•	if the Options Scheme is not approved, all Options that have not been exercised by the time the Share Scheme is implemented will automatically be cancelled upon implementation of the Share Scheme for no consideration in accordance with the terms of the 1997 Share Option Plan;

•	the cash consideration payable to Optionholders for their Options is based on a share price which is at a premium to the price at which Shares in the Company have traded during the 3, 6 and 12 months prior to the announcement of the Proposed Transaction based on the volume weighted average price;

•	the Independent Expert has concluded that the Options Scheme is in the best interests of the Optionholders. The Independent Expert’s Report is set out in Section 9 of the Share Scheme Explanatory Statement; and

•	the Options are not generally transferable, and the Options Scheme will enable Optionholders to cease holding their Options without funding the exercise price and acquiring Shares.

2.2	Potential disadvantages of the Options Scheme

Because all Options will be cancelled for no consideration in accordance with the terms of the 1997 Share Option Plan if the Share Scheme is implemented, the Directors do not consider there to be any material disadvantages resulting from the implementation of the Options Scheme unless the A$/US$ exchange rate changes materially from the rate of A$1/US$0.75 that applied when the Options Scheme Consideration was determined. If the Australian dollar appreciates, then in some circumstances Optionholders may receive greater consideration by exercising their Options and participating in the Share Scheme than they would receive under the Options Scheme. However Australian Optionholders should note that the tax implications of exercising their Options and participating in the Share Scheme may be more adverse than if they participated in the Options Scheme, and should seek their own tax advice before considering this approach. Optionholders who are US Persons should note that certain tax benefits may apply to exercising Options intended to be and which qualify as “incentive stock options” within the meaning of Section 422(b) of the U.S. Internal Revenue Code of 1986, as amended. All Optionholders are encouraged to consult their own tax advisor regarding the tax implications of participating in the Option Scheme.

2.3	Other relevant considerations

Since the announcement of the Proposed Transaction on 10 August 2005:

•	no better proposal or higher offer has been forthcoming;

•	the Directors are not aware of any matter which could, in their opinion, give rise to a declaration of unacceptable circumstances in relation to the Share Scheme or the Options Scheme pursuant to Division 2B of part 6.10 of Chapter 6 of the Corporations Act; and

•	the Directors are not aware of any circumstances which would cause the conditions of the Options Scheme referred to in Section 1.1 not to be satisfied or waived. The Company will advise Optionholders of the status of the various conditions at the Options Scheme Meeting. Persons who wish to be informed of the status of the conditions at that time are encouraged to attend the Options Scheme Meeting. The Company will announce to the NASDAQ any relevant matter which affects the likelihood of a condition being satisfied, waived or not being satisfied, in accordance with its disclosure obligations.

2.4	What if Optionholders do not vote in favour of the Options Scheme?

If you do not vote, or do not vote in favour of the Options Scheme, that does not mean that the Options Scheme will not be implemented.

If the Options Scheme is approved by the necessary majority of Optionholders in the Options Scheme Meeting and by the Court (and the Share Scheme is implemented) your Options will be cancelled and you will receive an amount per Option equal to the amount by which A$13.00 exceeds the exercise price of that Option converted into A$ as set out in section 6.1, even though you may have voted against the Options Scheme.

If the Options Scheme is not approved and the Share Scheme is implemented:

•	the Company will be delisted from the NASDAQ;

•	the Company will be controlled by BBGA; and

•	all unexercised Options will be cancelled for no consideration in accordance with the terms of the 1997 Share Option Plan.

3	Implementation of the Options Scheme

3.1	Overall effect of the Options Scheme

If the Options Scheme is implemented, all of the Options held by Optionholders as at the Record Date will be cancelled.

3.2	Steps in implementing the Options Scheme

To implement the Options Scheme, the following steps have been, or must be, taken:

(a)	the Company and BBGA entered into the Implementation Agreement on 10 August 2005 in relation to the Share Scheme and the Options Scheme. A copy of the Implementation Agreement is set out in Section 12 of the Share Scheme Explanatory Statement.

(b)	BBGA will execute a Deed Poll in favour of the Optionholders, undertaking to perform certain of its obligations under the Implementation Agreement. In particular, BBGA will agree to provide the Options Scheme Consideration to the Options Scheme Participants (subject to the satisfaction of certain conditions).

(c)	On 16 September 2005, the Court ordered that the Company convene the Options Scheme Meeting at Building A2, Campus Business Park, 350-374 Parramatta Road Homebush 2140, NSW, Australia on 14 October 2005 for the purpose of approving the Options Scheme.

(d)	If the Options Scheme is approved by the requisite majority of Optionholders voting at the Options Scheme Meeting and the Share Scheme is also approved, then the Company will apply to the Court for orders approving the Share Scheme and the Options Scheme. The Court may refuse to grant the orders approving the Share Scheme and Options Scheme even if the Options Scheme is approved by the requisite majority of Optionholders.

(e)	If the Court orders referred to in paragraph (d) above are obtained and all of the conditions of the Proposed Transaction are satisfied or waived, then the Company and BBGA will take or procure the taking of the steps required for the Options Scheme to proceed, namely:

•	the Company will lodge with ASIC an office copy of the Court order under section 411 of the Corporations Act approving the Options Scheme; and

•	on the Implementation Date all of the Options will be cancelled by the Company upon confirmation that BBGA has paid the Options Scheme Consideration to each of the Options Scheme Participants in accordance with the provisions of the Options Scheme.

3.3	Conditions

The obligations of the Company and BBGA under the Implementation Agreement which relate to the implementation of the Share Scheme and the Options Scheme are conditional upon the conditions precedent contained in clause 3.1 of the Implementation Agreement being satisfied or waived. If these conditions are not satisfied or waived, the Options Scheme will not be implemented.

A summary of the key conditions contained in the Implementation Agreement is set out in Section 5.4 of the Share Scheme Explanatory Statement.

A copy of the Implementation Agreement appears in Section 11 of the accompanying Share Scheme Explanatory Statement.

Both the Company and BBGA have confirmed that as at the date of this Explanatory Statement, neither of them are aware of any reason why the conditions set out in the Implementation Agreement, being the conditions which have not yet been satisfied or waived, will not be satisfied or waived.

3.4	Termination of the Implementation Agreement

The Implementation Agreement may be terminated in the circumstances set out in Section 5.5 of the Share Scheme Explanatory Statement.

3.5	Effective Date

The Options Scheme will become Effective on the date when an office copy of the order of the Court approving the Options Scheme has been lodged with ASIC or such earlier date as the Court determines and specifies in the Court order. The Company will, upon the Options Scheme becoming Effective, give notice of that event to the NASDAQ. Once the Options Scheme becomes Effective, the Company and BBGA will become bound to implement the Options Scheme in accordance with its terms, subject only to any surviving conditions as referred to in Section 5.4(h) of the Share Scheme Explanatory Statement.

3.6	Determination of Options Scheme Participants

Only Optionholders who hold Options on the Record Date may participate in the Options Scheme. It is anticipated that the Record Date will be 5pm on 25 October 2005.

If the Options Scheme is approved, all certificates or statements of holding of Options will cease to have any effect from the Record Date as documents of title in respect of such Options. As from the Record Date, each entry on the register of Optionholders current at that date will cease to be of any effect other than as evidence of entitlement to the Options Scheme Consideration in respect of the Options relating to that entry.

3.7	Source of Funding

If the Options Scheme is implemented, Optionholders will receive total funds of approximately A$3.604 million (assuming that the number of Options remains 481,540). This consideration will be funded as part of the arrangements referred to in Section 5.9 of the Share Scheme Explanatory Statement.

3.8	Dispatch of payment

Following the implementation of the Options Scheme, BBGA will make payment to each Optionholder by dispatching a cheque in favour of that Option Scheme Participant for the amount concerned (being the total of the Options Scheme Consideration payable for each Option held by that Optionholder as set out in Section 6.1).

BBGA will offer Option Scheme Participants who are US Persons the right to elect to receive their Options Scheme Consideration in US$. Any such election must be for the entire Options Scheme Consideration and be made in writing to BBGA (or the Share Registrar) on the orange form provided not less than 5 Business Days before the Implementation Date. BBGA will convert payments in to US$ as close as practicable to the payment date at the exchange rate obtainable by BBGA or its bankers on the currency spot market in Sydney, Australia. In default of an election Options Scheme Participants will receive their Options Scheme Consideration in $A. The cost of the exchange arising out of an election will be borne by BBGA.

All fluctuations in the A$/US$ exchange rate will be at the sole risk of the Options Scheme Participants. Accordingly, Options Scheme Participants who are US Persons should be aware and appreciate the following risks in making an election (and take appropriate independent professional advice):

(a)	if Options Scheme Participants make an election, the actual amount of US$ received will depend on the relevant A$/US$ exchange rate prevailing on the Business Day on which funds are made available to BBGA (or its authorised payment agent); and

(b)	the A$/US$ exchange rates prevailing on the date on which an election is made and on the date of payment may be different from that prevailing on the date on which funds are made available to BBGA (or its authorised payment agent).

Options Scheme Participants who are US Persons who fail to make an election (and who will receive their Options Scheme Consideration in A$) will also bear A$/US$ exchange rate risk until they receive payment of the Options Scheme Consideration from BBGA, at which time they will be able to convert the relevant amount to US$ if desired. The costs of any exchange in this case however will be borne by the relevant Options Scheme Participant. Again,

Options Scheme Participants considering not making an election to receive their Options Scheme Consideration in US$ should take appropriate independent professional advice.

3.9	Financial impact on Optionholders and creditors

The financial impact of the Privatisation Proposal and the Options Scheme is summarised in Section 5.11 of the Share Scheme Explanatory Statement.

4	Australian Tax Implications

5	United States Tax Implications

6	Additional Information

6.1	Options in the Company

The Options have been granted under the 1997 Share Option Plan. Under the 1997 Share Option Plan, eligible individuals in the employment or service of the Company may, at the discretion of the plan administrator, be granted Options to purchase Shares at an exercise price not less than 85% of their fair market value on the options grant date. Options generally become exercisable either in three equal annual instalments measured from the grant date or in full on or after the specified date.

As at 15 September 2005, the Company had a total of 481,540 unexercised options outstanding. Pursuant to the terms of the 1997 Share Option Plan, all unvested options as at the date the Share Scheme becomes Effective will automatically vest and become exercisable.

The following tables set out the details of the Options on issue together with the Options Scheme Consideration payable per Option:

vested options as at 15 September 2005

Exercise Price	Option Vesting Date	Number of unexercised Options	Options Scheme Consideration
US$6.38	11 April 2005	75,552	A$4.49
US$2.54	1 July 2005	84,686	A$9.61
US$4.10	1 January 2003	22,300	A$7.53
US$3.02	1 July 2002	118,352	A$8.97
US$4.67	1 July1004	122,150	A$6.77
US$5.10	1 September 2005	16,000	A$6.20
US$4.74	15 September 2005	25,000	A$6.68

unvested options as at 15 September 2005

Exercise Price	Option Vesting Date	Number of Options	Options Scheme Consideration
US$4.26	Exercisable in three equal instalments: 11 April 2006 11 April 2007 11 April 2008	17,500	A$7.32

6.2	Directors and their Interests

The Directors of the Company are named below. Each of the Directors’ interests in Shares held directly (whether in person or through controlled entities) and in the form of ADSs, rights and Options as at the date of this Explanatory Statement are set out in the table below.

Name	Number of Shares held	%	Number of Options held
Sam Linz	1,197,532	28.12	101,050A
Robert Gavshon	344,944	8.10	101,050A
John Price	33,200	0.78	32,125B
Sydney Selati	166,863	3.92	43,825C
Martin Bloom	NIL	*
Gordon Howlett	5,000	*	5,625D
Total	1,747,539	41.03	283,675
* Less than 1% of the outstanding Shares

A 20,200 Options exercisable at US$6.38; 27,438 at US$2.54; 38,412 at US$3.02; and 15,000 at US$4.67

B 6,425 Options exercisable at US$6.38; 9,067 at US$2.54; 12,883 at US$3.02; and 3,750 at US$4.67

C 3,400 Options exercisable at US$6.38; 13,829 at US$2.54; 19,096 at US$3.02; and 7,500 at US$4.67

D 625 Options exercisable at US$6.38; 2,500 at US$2.54; and 2,500 at US$3.02;

The Options held by the above Directors will be cancelled in the same manner as the Options held by other Optionholders if the Options Scheme is implemented.

No other director of the Company as at the date of this Explanatory Statement holds a beneficial interest in any Shares or Options of the Company.

In the four months ending on the day immediately before the day on which this Explanatory Statement was lodged for registration with ASIC, neither the Company nor any associate of the Company, has provided, or agreed to provide, or has received or agreed to receive consideration for a security in BBGA under a sale, purchase or agreement for sale or purchase of securities in BBGA.

It is not proposed under the terms of the Options Scheme that any payment or other benefit will be made or given to any director, secretary or executive officer of the Company or of any corporation related to the Company as compensation for loss of, or as consideration for or in connection with, his retirement from office as director, secretary or executive officer of the Company or any corporation related to the Company, except in respect of prevailing contractual arrangements.

If the Proposed Transaction is implemented, Sam Linz, Robert Gavshon and Sydney Selati will each be terminated as executives of the Company by way of redundancy. A summary of the entitlements they will receive upon termination is set out in Section 3.2 of the Share Scheme Explanatory Statement.

6.3	Directors’ Voting Intentions

Sam Linz, Robert Gavshon, John Price, Sydney Selati and Gordon Howlett have stated that, in the absence of an alternative proposal on better terms, they intend to vote in favour of the Options Scheme at the Options Scheme Meeting in respect of their personal and associated holdings of Options.

Martin Bloom does not hold any Options and will therefore not be voting at the Options Scheme Meeting.

6.4	Directors’ recommendations

The Directors, have closely considered the Proposed Transaction including the Options Scheme, the information in this Explanatory Statement, the Independent Expert’s Report, the Australian Tax Advisers’ Report and the US Tax Adviser’s Report, and recommend in favour of the Options Scheme in the absence of an alternative proposal on better terms.

6.5	Independent Expert’s Report

The Board has engaged WHK Corporate Advisory Limited as the independent expert to report to Optionholders on the Options Scheme. A copy of the Independent Expert’s Report (which also relates to the Share Scheme) is set out in Section 9 of the Share Scheme Explanatory Statement.

In the opinion of WHK Corporate Advisory, the Options Scheme is in the best interests of the Optionholders.

The Directors recommend that you read the Independent Expert’s Report carefully before voting at the Options Scheme Meeting.

WHK Corporate Advisory have consented to the inclusion of the Independent Expert’s Report in the Share Scheme Explanatory Statement and the reference to that document in this Explanatory Statement in the form and context in which it is included and has not withdrawn their consent at the date of this Explanatory Statement. They have not caused or authorised the issue of this Explanatory Statement and take no responsibility for any part of it other than the Independent Expert’s Report and the references to their name.

6.6	Taxation

The Directors recommend that Australian Optionholders read the Australian Tax Adviser’s Report in Section 4 and of this Explanatory Statement and that Optionholders who are US Persons read the US Tax Adviser’s Report in Section 5 of this Explanatory Statement before voting at the meeting.

If you require further information on the tax implications arising out of the Options Scheme or are unclear as to the tax implications, you should seek specific professional advice for your particular circumstances.

Greenwood & Freehills Pty Limited has consented to the inclusion of its Australian Tax Adviser’s Report in this Explanatory Statement in the form and context in which it is included and has not withdrawn that consent at the date of this Explanatory Statement. It has not caused or authorised the issue of this Explanatory Statement and takes no responsibility for any part of it other than the Australian Tax Adviser’s Report and the references to its name.

DLA Piper Rudnick Gray Cary US LLP has consented to the inclusion of its US Tax Adviser’s Report in this Explanatory Statement in the form and context in which it is included and has not withdrawn that consent at the date of this Explanatory Statement. It has not caused or authorised the issue of this Explanatory Statement and takes no responsibility for any part of it other than the US Tax Adviser’s Report and the references to its name.

6.7	ASIC modifications and exemptions

The Company has been granted an exemption by ASIC from the requirement to include certain information in relation to the Options Scheme as required by sections 411(3)(b) and 412(a)(ii) of the Corporations Act and Regulation 5.1.01(1)(a) and Part 2 of Schedule 8 of the Corporations Regulations.

6.8	Right to inspect and obtain copy of register of Optionholders

Under the Corporations Act, any Optionholder has a right to inspect the register of Optionholders maintained by the Company at its registered office free of charge, and to request a copy upon payment of the prescribed fee under the Corporations Act. The register of Optionholders contains details of the names and addresses of all of the Optionholders and other details relating to the terms of the Options.

6.9	Material Changes in the Financial Position of the Company

The latest published financial statements of the Company are the financial statements for the year ended 31 January, for the financial quarter ended 30 April 2005 and for the 6 months ended 31 July 2005, to be published on 16 September 2005. To the knowledge of the Directors, there has not been a material change in the financial position of the Company since 31 July 2005.

6.10	Other Material Information

Other than as contained in this Explanatory Statement and the Share Scheme Explanatory Statement, there is no information material to the making of a decision in relation to the Options Scheme (being information that is within the knowledge of any Director of the Company or a related company, acting in that capacity) that has not previously been disclosed to Optionholders.

7	Key Documents

This scheme of arrangement

is made under section 411 of the Corporations Act 2001 between the following parties:

1	Barbeques Galore Limited
ABN 92 008 577 759
of Building A2, Campus Business Park, 350-374 Parramatta Road
Homebush NSW 2140
(Galore)

2	The holders of options to subscribe for Shares in Barbeques Galore Limited (Galore)
(Optionholders)

1	Definitions and interpretation

1.1	Definitions

ADSs means American depository shares in Galore.

ASIC means the Australian Securities & Investments Commission.

BBGA means BBG Australia Pty Limited ACN 113 996 384.

Business Day means a weekday on which the trading banks are open for business in Sydney.

Corporations Act means the Corporations Act 2001 (Cth) and the regulations made under that Act.

Court means the Federal Court of Australia.

Deed Poll means the Deed Poll dated on or about 16 September 2005 executed by BBGA in favour of the Optionholders.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Options Scheme, but in any event at no time before office copies of the orders of the Court are lodged with ASIC.

Effective Date means the date on which the Options Scheme becomes Effective.

Governmental Agency means any government or governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or entity.

Implementation Agreement means the Implementation Agreement dated 10 August 2005 between Galore and BBGA relating to the implementation of the Options Scheme.

Implementation Date means the fifth Business Day after the Record Date or such other date as NASDAQ or SEC may require.

NASDAQ means National Association of Securities Dealers Automated Quotation.

Optionholder means each person who is registered as the holder of an Option as at the Record Date.

Options means options over unissued Shares.

Options Consideration means the consideration payable to Optionholders for the cancellation of each Option as set in Annexure A.

Options Register means the Galore register of Options.

Options Scheme means this scheme of arrangement, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Options Scheme Meetings means the meetings of Optionholders ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act.

Record Date means 5.00pm (Sydney time) on the fifth Business Day following the Effective Date or such other date as NASDAQ or SEC may require.

SEC means the United States Securities and Exchange Commission.

Securities Act means the United States Securities Act of 1933, as amended.

Second Court Date means the day on which the Court makes an order pursuant to section 411(4)(b) of the Corporations Act approving the Options Scheme.

Second Court Hearing means the first hearing of the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Options Scheme.

Shares means fully paid ordinary shares in Galore (including shares represented by ADSs).

US Person means a US person as defined in Regulation S of the Securities Act.

US, USA or United States means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

1.2	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation may apply unless the context requires otherwise.

(a)	The singular includes the plural and conversely.

(b)	A gender includes all genders.

(c)	Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)	A reference to a person includes a body corporate, an unincorporated body or other entity and conversely.

(e)	A reference to a clause or schedule is to a clause of or schedule to this Options Scheme.

(f)	A reference to any agreement or document is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by that other agreement or document.

(g)	A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(h)	Mentioning anything after include, includes or including does not limit what else might be included.

(i)	A reference to “A$” is to the lawful currency of Australia.

(j)	A reference to “US$ is to the lawful currency of the United States of America.

(k)	A reference to a particular time of day shall be a reference to that time in Sydney, Australia.

(l)	A word or expression to which a meaning is attributed in the Corporations Act shall bear that meaning.

1.3	Business day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing must be done on the immediately succeeding Business Day.

2	Preliminary

(a)	Galore is a public company registered in the Australian Capital Territory and is a company limited by shares.

(b)	At 10 August 2005, 494,290 Options were on issue.

(c)	BBGA is a proprietary limited company registered in Victoria and is a company limited by shares.

(d)	If the Options Scheme becomes Effective, then all the Options will be cancelled and BBGA will provide or procure the provision of the Options Consideration to the Optionholders in accordance with the provisions of this Options Scheme; and

(e)	BBGA has entered into a Deed Poll in favour of Optionholders pursuant to which it has covenanted to pay the Options Consideration in accordance with the terms of the Deed Poll.

3	Conditions Precedent to and Effectiveness of the Options Scheme

3.1	Conditions Precedent

The Options Scheme is conditional upon:

(a)	all of the conditions set out in clause 3.1 of the Implementation Agreement having been satisfied or having been waived in accordance with the terms of the Implementation Agreement on or before the time specified in the Implementation Agreement for their satisfaction or waiver; and

(b)	neither the Implementation Agreement nor the Deed Poll being terminated before 8.00 am on the Second Court Date.

3.2	Satisfaction of Conditions

(a)	The fulfilment of the conditions contained within clause 3.1 of this Option Scheme is a condition precedent to the operation of the provisions of clause 4(b) of this Options Scheme.

(b)	The Options Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before 31 December 2005.

4	The Options Scheme

(a)	On or before the first Business Day following approval of the Options Scheme by the Court in accordance with section 411(4)(b) of the Corporations Act, Galore will lodge with ASIC an office copy of the Court order made under section 411 of the Corporations Act approving the Options Scheme.

(b)	On the Implementation Date:

(1)	BBGA will provide or procure the provision of the Options Consideration to the Options Scheme Participant for each Option registered in the name of that Options Scheme Participant in the Register in accordance with the provisions of this Options Scheme; and

(2)	in consideration for, and upon BBGA providing written confirmation to Galore of, the dispatch by way of bank cheque or telegraphic transfer of the Options Consideration to the Options Scheme Participant in accordance with paragraph (1), all of the Options will be cancelled without the need for any further act by any Optionholder;

(c)

BBGA will offer Optionholders who are US Persons the right to elect to receive their Options Consideration in US$. Any such election must be made in writing to Galore not less than 5 Business Days before the Implementation Date. BBGA will convert any A$ into US$ pursuant to such elections as close as practicable to the date of the payment, at the exchange rate obtainable by BBGA or its bankers on the currency spot market in Sydney, Australia. The cost of any currency exchange will be borne by BBGA. All fluctuations in the A$/US$ exchange rate will be at the sole risk of those making any such election.

(d)	BBGA’s obligation to pay the Options Consideration will be satisfied by BBGA dispatching or procuring the dispatch to each Options Scheme Participant, by prepaid post to their address recorded in the Options Register at the Record Date, of a cheque for the Options Consideration due to that Options Scheme Participant in accordance with this Options Scheme.

(e)	Galore must not, and is under no obligation to, recognise or accept any notice purporting to exercise any Option which is received by Galore on or after the Effective Date.

5	Dealings in Options

(a)	For the purpose of establishing who are Optionholders, dealings in Options will only be recognised if valid and registrable transmission applications or transfers in respect of those dealings are received on or before the Record Date at the place where the Options Register is kept.

(b)	Galore must register registrable transmission applications or transfers of the kind referred to in clause 5(a) in respect of those dealings which are received on or before the Record Date at the place where the Options Register is kept provided that any such transmission or transfer is permitted under the terms of the relevant Options.

(c)	Galore will not accept for registration or recognise for any purpose any transmission application or transfer in respect of Options received after the Record Date, except as required to give effect to this Options Scheme.

(d)	For the purpose of determining entitlements to the Options Consideration, Galore will, until the Options Consideration has been paid, maintain the Options Register in accordance with this clause 5 and the Options Register in this form will solely determine entitlements to the Options Consideration and any other interests under this Options Scheme.

(e)	Galore must procure that within two Business Days after the Record Date, details of the names, registered addresses and holdings of Options of every Options Scheme Participant as shown in the Options Register at the Record Date are available to BBGA in such form as BBGA may reasonably require.

(f)	As from the Record Date, all option certificates for the Options will cease to have effect as documents of title, and each entry on the Options Register at that date will cease to have any effect other than as evidence of entitlement to the Options Consideration.

6	General Options Scheme Provisions

(a)	Should the Court propose to approve this Options Scheme subject to any alterations or conditions, Galore may by its counsel consent on behalf of all persons concerned to those alterations or conditions to which BBGA has consented.

(b)	Where a notice, transfer, transmission application, direction or other communication referred to in the Options Scheme is sent by post to Galore, it will not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Galore’s registered office.

(c)	Galore consents to the cancellation of the Options in accordance with the terms of the Options Scheme, and the terms of the Options are deemed to be varied to the extent necessary to permit such cancellation.

(d)	The Optionholders agree to the cancellation of their Options in accordance with the terms of the Options Scheme.

(e)	The Optionholders consent to Galore doing all things necessary or incidental to the implementation of the Options Scheme.

(f)	Galore will execute all documents and do all acts and things necessary for the implementation and performance of its obligations under the Options Scheme.

(g)	Neither Galore nor BBGA nor any officer of either of those companies will be liable for anything done or omitted to be done in the performance of this Options Scheme in good faith.

(h)	Each Options Scheme Participant, without the need for any further act, irrevocably appoints Galore and all of its directors and officers (jointly and severally) as its attorney and agent for the purpose of executing any document necessary to give effect to the Options Scheme.

(i)	The proper law of the Options Scheme is the law of the State of New South Wales.

Annexure A – Options Consideration

Vested Options as at 15 September 2005

Exercise Price	Option Vesting Date	Option Consideration
US$6.38	11 April 2005	A$4.49
US$2.54	1 July 2005	A$9.61
US$4.10	1 January 2003	A$7.53
US$3.02	1 July 2002	A$8.97
US$4.67	1 July 2004	A$6.77
US$5.10	1 September 2005	A$6.20
US$4.74	15 September 2005	A$6.68

Unvested Options as at 15 September 2005
Exercise Price	Option Vesting Date	Option Consideration
US$4.26	Exercisable in three equal instalments:	A$7.32
11 April 2006
11 April 2007
11 April 2008

Deed Poll – Options Scheme

Date:

By:	BBG Australia Pty Limited ACN 113 996 384 of Level 33, 88 Phillip Street, Sydney NSW 2000 (BBGA)

In favour of:	Each holder of options over unissued ordinary shares in Barbeques Galore Limited (Galore) as at the Record Date (Options Scheme Participants)

Recitals

A.	The directors of Galore consider that it is in the interests of Galore that Optionholders should consider approving the Options Scheme.

B.	Accordingly, the directors of Galore have resolved that Galore should propose the Options Scheme.

C.	The effect of the Options Scheme will be that all options over unissued Galore Shares will be cancelled.

D.	On 10 August 2005 Galore and BBGA entered into an Implementation Agreement.

E.	In the Implementation Agreement, BBGA agreed to do certain things which may be necessary or expedient on its part to implement the Options Scheme.

F.	BBGA is entering into this Deed Poll for the purpose of covenanting in favour of the Optionholders to perform certain of its obligations under the Implementation Agreement and the Options Scheme.

Operative Provisions

1	Definitions and Interpretations

1.1	Definitions

In this Deed Poll:

ADSs means American depository shares in Galore.

ASIC means the Australian Securities & Investments Commission.

BBGA means BBG Australia Pty Limited ACN 113 996 384.

Business Day means a weekday on which the trading banks are open for business in Sydney.

Corporations Act means the Corporations Act 2001 (Cth) and the regulations made under that Act.

Court means the Federal Court of Australia.

Deed Poll means this Deed Poll executed by BBGA in favour of the Optionholders.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Options Scheme, but in any event at no time before office copies of the orders of the Court are lodged with ASIC.

Effective Date means the date on which the Options Scheme becomes Effective.

Implementation Agreement means the Implementation Agreement dated 10 August 2005 between Galore and BBGA relating to the implementation of the Options Scheme.

Implementation Date means the fifth Business Day after the Record Date or such other date as NASDAQ or SEC may require.

NASDAQ means National Association of Securities Dealers Automated Quotation.

Optionholder means each person who is registered as the holder of an Option as at the Record Date.

Options means options over unissued Shares.

Options Consideration means the consideration payable to Optionholders for the cancellation of each Option as set in Annexure A.

Options Register means the Galore register of Options.

Options Scheme means this scheme of arrangement, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Options Scheme Meetings means the meetings of Optionholders ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act.

Record Date means 5.00pm (Sydney time) on the fifth Business Day following the Effective Date or such other date as NASDAQ or SEC may require.

SEC means the United States Securities and Exchange Commission.

Securities Act means the United States Securities Act of 1933, as amended.

Shares means fully paid ordinary shares in Galore (including shares represented by ADSs).

US Person means a US person as defined in Regulation S of the Securities Act.

US, USA or United States means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

1.2	Interpretation

In this Deed Poll (including the Recitals), unless the context otherwise requires:

(a)	the singular includes the plural and vice versa;

(b)	each gender includes every other gender;

(c)	references to persons include references to corporations, partnerships, joint ventures, associations, bodies corporate and any government agency;

(d)	words and phrases not defined in the Implementation Agreement have the same meaning (if any) given to them in the Corporations Act;

(e)	references to any legislation or regulations include any statutory modification of or substitution for such legislation or regulations;

(f)	references to agreements are to agreements as amended from time to time;

(g)	a reference to a clause, party, annexure, exhibit or schedule is a reference to a clause of, and a party, annexure, exhibit and schedule to, this Deed Poll and a reference to this Deed Poll includes any annexure, exhibit and schedule;

(h)	headings and sub-headings to this Deed Poll do not affect the interpretation of this agreement; and

(i)	a reference to “A$” is a reference to the lawful currency of Australia; and

(j)	a reference to any time is a reference to that time in Sydney, Australia.

1.3	Nature of Deed Poll

BBGA acknowledges that this Deed Poll may be relied on and enforced by any Optionholder in accordance with its terms even though the Optionholders are not party to it.

2	Conditions precedent

(a)	BBGA’s obligations under clause 3 are subject to the Options Scheme becoming Effective.

(b)	If the Options Scheme does not become Effective on or before 31 December 2005, the obligations of the BBGA under this Deed Poll will terminate when the Implementation Agreement terminates unless BBGA and Galore otherwise agree in writing.

(c)	If this Deed Poll is terminated under this clause 2 then in addition and without prejudice to any other rights, powers or remedies available to it:

(1)	BBGA is released from its obligations to further perform this Deed except those obligations contained in clause 6 and any other obligations which by their nature survive termination; and

(2)	Optionholders retain the rights they have against BBGA in respect of any breach which occurred before this Deed Poll is terminated.

3	Payment of Options Scheme Consideration

(a)	Timing of payment

Subject to clause 2, on the Implementation Date:

(1)	BBGA will provide or procure the provision of the Options Consideration to the Options Scheme Participant for each Option registered in the name of that Options Scheme Participant in the Register in accordance with the provisions of this Options Scheme; and

(2)	in consideration for, and upon BBGA providing written confirmation to Galore of, the dispatch by way of back cheque or telegraphic transfer of the Options Consideration to the Options Scheme Participant in accordance with paragraph (1), all of the Options will be cancelled without the need for any further act by any Optionholder;

(b)	Manner of payment

(1)	BBGA will offer Optionholders who are US Persons the right to elect to receive their Options Consideration in US$. Any such election must be made in writing to BBGA (or Galore) not less than 5 Business Days before the Implementation Date. BBGA will convert any A$ into US$ pursuant to such elections as close as practicable to the date of the payment, at the exchange rate obtainable by BBGA or its bankers on the currency spot market in Sydney, Australia. The cost of any currency exchange will be borne by BBGA. All fluctuations in the A$/US$ exchange rate will be at the sole risk of those making any such election.

(2)	BBGA’s obligation to pay or procure the payment of the Options Scheme Consideration will be satisfied by BBGA dispatching or procuring the dispatch to each Options Scheme Participant, by prepaid post to their address recorded in Galore’s register of Options at the Record Date, of a cheque for the Options Scheme Consideration due to that Options Scheme Participant in accordance with the Options Scheme.

4	Warranties

BBGA represents and warrants that:

(a)	it is a corporation validly existing under the laws of its place of incorporation;

(b)	it has the corporate power to enter into and perform its obligations under this Deed Poll and to carry out the transactions contemplated by this Deed Poll;

(c)	it has taken all necessary corporate action to authorise the entry into this Deed Poll and has taken or will take all necessary corporate action to authorise the performance of this Deed Poll and to carry out the transactions contemplated by this Deed Poll; and

(d)	this Deed Poll is valid and binding upon it.

5	Continuing obligations

This Deed Poll is irrevocable and subject to clause 2, remains in full force and effect until BBGA has completely performed its obligations under this Deed Poll or the earlier termination of this Deed Poll under clause 2.

6	Stamp duty

BBGA will:

(a)	pay all stamp duties and any related fines and penalties in respect of the Option Scheme and this Deed Poll, the performance of this Deed Poll and each transaction effected or made under the Option Scheme and this Deed Poll; and

(b)	indemnify each Option Scheme Participant against any liability arising from failure to comply with clause 6(a).

7	General

7.1	Notices

Any notice or other communication to BBGA in respect of this Deed Poll must be in legible writing and in English and:

(a)	addressed as shown below:

Attention: Paul Evans

Address: Level 33, 88 Phillip Street, Sydney NSW 2000

Fax no: 02 9250 8777

(b)	must be signed by the person making the communication or by a person duly authorised by that person;

(c)	must be delivered or posted by prepaid post to the address, or sent by fax to the fax number, of BBGA in accordance with clause 7.1(a); and

(d)	A notice, consent, request or any other communication under or in connection with this Deed Poll is taken to be received:

(1)	if by delivery, when it is delivered unless it is delivered on a day other than a Business Day or after 5.00 pm on a Business Day in which case it is taken to be received at 9:00 am on the next Business Day;

(2)	if sent by prepaid post, three Business Days after posting (or seven Business Days, if posted to or from a place outside Australia); and

(3)	if a facsimile, at the time of dispatch if the sender receives a transmission report which confirms that the facsimile was sent in its entirety to the facsimile number of the recipient unless the day in the place in which the facsimile is received is not a Business Day or the time in the place in which the facsimile was received was after 5.00 pm on a Business Day, in which case it is taken to be received at 9.00 am on the next Business Day.

7.2	Cumulative rights

The rights, powers and remedies of BBGA and the Options Scheme Participants under this Deed Poll are cumulative with the rights, powers or remedies provided by law independently of this Deed Poll.

7.3	Waiver and variation

(a)	A provision or a right under this Deed Poll may not be waived except in writing signed by the person granting the waiver.

(b)	A provision of this Deed Poll may not be varied unless the variation is agreed to by Galore and the Court in which event BBGA will enter into a further Deed Poll in favour of the Options Scheme Participants giving effect to such amendment.

7.4	Governing law and jurisdiction

(a)	This Deed Poll is governed by the laws of New South Wales, Australia.

(b)	BBGA irrevocably submits to the non-exclusive jurisdiction of the Courts of New South Wales, Australia.

7.5	Assignment

The rights and obligations of a person under this Deed Poll are personal. They cannot be assigned, charged or otherwise dealt with, and no person shall attempt or purport to do so.

7.6	Further action

BBGA will promptly do all things and execute all documents necessary to give effect to this Deed Poll.

Executed as a Deed Poll:

Signed sealed and delivered by

BBG Australia Pty Limited

by:

Secretary/Director	Director

Name (please print)	Name (please print)

8	Glossary

A$ means Australian currency.

ADS means an American Depositary Share representing one ordinary share in the capital of the Company.

ASIC means the Australian Securities and Investments Commission.

Australian Tax Adviser’s Report means the report of Greenwoods & Freehills Pty Limited set out in Section 4 of this Explanatory Statement

BBGA means BBG Australia Pty Limited ACN 113 996 384.

Board means the board of directors of the Company.

Business Day means a week day on which trading banks are open for business in Sydney, Australia.

Buy-back means the proposed selective buy-back of the Excluded Shares as described in Section 6 of the Share Scheme Explanatory Statement.

Company means Barbeques Galore Limited ABN 92 008 577 759.

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Federal Court of Australia.

Deed Poll means the Deed Poll to be executed by BBGA in favour of Optionholders undertaking to pay the Options Scheme Consideration, in the form set out in Section 7.

Depositary means JP Morgan Chase Bank, N.A..

Director means a director of the Company.

Effective when used in relation to the Share Scheme or Options Scheme, means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Share Scheme or Options Scheme.

Effective Date means the date on which an office copy of a Court order under section 411 of the Corporations Act approving the Options Scheme is lodged with ASIC.

Excluded Shares means Shares represented by ADSs held by Barbeques Galore, Inc. as at the Effective Date.

Extraordinary General Meeting means the extraordinary general meeting of the members of Barbeques Galore to be held on 14 October 2005 at 10.30am to approve the Buy-back.

Galore means Barbeques Galore Limited (ABN 92 008 577 759).

Implementation Agreement means the Implementation Agreement dated 10 August 2005 between the Company and BBGA in relation to the Share Scheme and Options Scheme.

Implementation Date means the fifth Business Day following the Record Date.

Independent Expert means WHK Corporate Advisory Limited.

Independent Expert’s Report means the report of the Independent Expert set out in Section 9 of the Share Scheme Explanatory Statement.

NASDAQ means the National Association of Securities Dealers Automated Quotation.

Optionholder means each person who is registered as the holder of an Option in the Company’s register of Optionholders.

Option mean an option over unissued Shares.

Options Scheme means the scheme of arrangement for Optionholders set out in Section 7 of this Explanatory Statement, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Options Scheme Consideration means the consideration payable to Optionholders under the Options Scheme.

Options Scheme Meeting means the meeting of Optionholders ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act.

Options Scheme Participant means each Optionholder as at the Record Date.

Proposed Transaction means together:

(a)	the proposal to transfer all of the Shares held by Share Scheme Participants to BBGA for a payment of A$13.00 per Share, on the terms described in the Share Scheme Explanatory Statement; and

(b)	the proposal to cancel all of the existing Options for the Options Scheme Consideration through the Options Scheme.

Record Date means 5pm (Sydney time) on the date which is 5 Business Days after the Effective Date or any other date agreed with the NASDAQ, being the record date to determine entitlements to participate in the Options Scheme.

SEC means the United States Securities and Exchange Commission.

Share means a fully paid ordinary share in the capital of the Company.

Share Registry means the Galore share registry as maintained by the Company.

Share Scheme means the scheme of arrangement for Shareholders set out in Section 12 of the Share Scheme Explanatory Statement, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Share Scheme Explanatory Statement means the Explanatory Statement and Notices of Meetings of Shareholders relating to the Share Scheme, dated the same date as this Explanatory Statement:

Share Scheme Meeting means the meeting of Shareholders ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act.

Share Scheme Participant means each Shareholder as at the Record Date, other than to the extent that a person holds Excluded Shares.

Shareholder means a person registered as the holder of a Share.

Shares means fully paid ordinary shares in the capital of the Company.

US$ means the currency of the United States of America.

US Person means a US person as defined in Regulation S of the United States Securities Act of 1933, as amended.

US Tax Adviser’s Report means the report of DLA Piper Rudnick Gray Cary US LLP set out in Section 5 of this Explanatory Statement.

1997 Share Option Plan means the Company’s share option plan adopted on 1 October 1997.

BARBEQUES GALORE LIMITED

ABN 92 008 577 759

NOTICE OF COURT ORDERED SCHEME MEETING OF

HOLDERS OF OPTIONS IN BARBEQUES GALORE LIMITED

Notice is hereby given that, by an order of the Federal Court of Australia, a meeting of the holders of Options in Barbeques Galore Limited will be held at Building A2, Campus Business Park, 350-374 Parramatta Road Homebush 2140, NSW, Australia, on 14 October 2005 at 11am.

The purpose of the meeting is to consider and, if thought fit, to pass the following resolution:

“That, pursuant to and in accordance with section 411 of the Corporations Act, the scheme of arrangement proposed to be entered into between the Company and its holders of options over unissued shares in the capital of the Company which is described in the booklet of which the notice convening this meeting forms part (the Options Scheme) is approved and should be implemented (with or without modification as approved by the Federal Court of Australia)”.

Explanatory Statement

A copy of the proposed Options Scheme and a copy of the Explanatory Statement required by section 412 of the Corporations Act are contain in the Explanatory Statement of which this Notice forms part.

Terms used in this Notice have the same meaning as set out in the Glossary contained in the Explanatory Statement.

Majority Required

In accordance with section 411(4)(a) of the Corporations Act, for the Options Scheme to be effective, the resolution must be passed by:

•	a majority in number of Optionholders present and voting (either in person or by proxy); and

•	Optionholders who together hold at least 75% in value of the total value of Options voted at the meeting (either in person or by proxy).

The value of Options held by each Optionholder voting will be equal to the Options Scheme Consideration offered for the cancellation of that Optionholder’s Options.

Voting Entitlement

For the purposes of this meeting, options will be taken to be held by the persons who are the registered holders of Options at 5pm (Sydney time) on 12 October 2005.

Proxies

If you are an Optionholder entitled to attend and vote at the meeting, you are entitled to appoint a person as your proxy to attend and vote at the meeting instead of you.

The proxy does not need to be a member or Optionholder of the Company. You may appoint 2 proxies and may specify the proportion of the value of your Options which each proxy may exercise. If no proportion is specified, each proxy may exercise votes equal to half of the value of your Options.

To be effective, a completed proxy form must be received at the share registry of the Company at Building A2, Campus Business Park, 350-374 Parramatta Road Homebush 2140, NSW, Australia or by facsimile at (612) 9735 4170 no later than 11am (Sydney time) on 12 October 2005.

A proxy form accompanies this notice of meeting.

Court Approval

The Options Scheme (with or without modification) is subject to the approval of the Federal Court of Australia.

Dated: 16 September 2005

David Glaser

Company Secretary

BARBEQUES GALORE LIMITED

(ABN 92 008 577 759)

EXPLANATORY STATEMENT

and

Notices of Meetings

of

Shareholders

for a proposed Scheme of Arrangement which will result in BBG Australia Pty Limited acquiring all of the ordinary shares in Barbeques Galore Limited held by Share Scheme Participants and for

an Extraordinary General Meeting of Barbeques Galore Limited

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO HOW TO DEAL WITH THIS DOCUMENT, PLEASE CONSULT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

IF YOU ARE THE HOLDER OF ADSs, YOU SHOULD REFER TO THE INSTRUCTION CARD FROM THE DEPOSITARY FOR DIRECTIONS ON HOW TO PROVIDE VOTING INSTRUCTIONS.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

CORPORATE DIRECTORY

BARBEQUES GALORE LIMITED	BBG AUSTRALIA PTY LIMITED

Registered Offices

AUSTRALIA

Building A2, Campus Business Park

350-374 Parramatta Road

Homebush NSW 2140

Ph: 61 2 9735 4111

Fax: 61 2 9735 4222

USA

10 Orchard Road, Suite 200

Lake Forest, CA 92630

United States

Ph: 1 949 597 2400

Fax: 1 949 597 2434

Information Agent

Pondel Wilkinson

1880 Century Park East, Suite 700

Los Angeles, CA 90067

Ph: 1 310 279 5980

Fax: 1 310 279 5988

Registered Office Level 33, Aurora Place 88 Phillip Street Sydney NSW 2000 Ph: 61 2 9250 8700 Fax: 61 2 9250 8777 Legal Adviser Baker & McKenzie Level 27, AMP Centre 50 Bridge Street Sydney NSW 2000

Share Registry

c/o Barbeques Galore Limited

Building A2, Campus Business Park

350-374 Parramatta Road

Homebush NSW 2140

Ph: 61 2 9735 4111

Fax: 61 2 9735 4170

US Depositary

JP Morgan Chase Bank, N.A.

4 New York Plaza, 13th Fl.

New York, NY 10004

Ph: 1 866 576 2377

Legal Advisers AUSTRALIA Freehills MLC Centre Martin Place Sydney NSW 2000 USA DLA Piper Rudnick Gray Cary US LLP 4365 Executive Drive Suite 1100 San Diego, California, 92121

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IMPORTANT DATES

Key Event	Key Date*

Last time and date by which proxy forms for the Share Scheme Meeting and Extraordinary General Meeting must be received by the Company	12 October 2005 at 10am

Time and date for determining eligibility to vote at the Share Scheme Meeting and the Extraordinary General Meeting	12 October 2005 at 5pm

Share Scheme Meeting to be held at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush, New South Wales	14 October 2005 at 10am

Extraordinary General Meeting to be held at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush, New South Wales	14 October 2005 at 10.30am

Options Scheme Meeting to be held at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush, New South Wales	14 October 2005 at 11am

Court hearing for approval of the Share Scheme and Options Scheme	17 October 2005

Effective Date of the Share Scheme and Options Scheme	18 October 2005

Suspension of trading in ADSs on the NASDAQ	18 October 2005

Record Date for determining entitlement to participate in the Share Scheme and Options Scheme	25 October 2005

Implementation Date for the Share Scheme: payment of Share Scheme Consideration and transfer of Shares to BBGA	1 November 2005

Implementation Date for the Options Scheme: payment of Options Scheme Consideration and cancellation of Options	1 November 2005

Termination of quotation of ADSs on NASDAQ	1 November 2005 (New York time)

*All dates are indicative only and subject to change due to, among other things, the review and approval procedures of the Federal Court of Australia, ASIC, NASDAQ, SEC and other regulatory authorities.

All dates are Sydney time unless otherwise indicated.

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IMPORTANT NOTICES

Read this document

This document is dated 16 September 2005.

You should read this document in its entirety before making a decision as to how to vote on the resolutions to be considered at the Share Scheme Meeting and Extraordinary General Meeting.

Purpose of this booklet

This document is required under Australian law by Part 5.1 of the Corporations Act in relation to the Share Scheme and Division 2 of Part 2J.1 of the Corporations Act in relation to the Buy-back.

The purpose of this document is to explain the terms of the Proposed Transaction, the manner in which it will be considered and implemented (if approved) and to provide such information as is prescribed or otherwise material to your decision whether to approve the Share Scheme and the Buy-back.

Responsibility statements

WHK Corporate Advisory Limited has prepared the Independent Expert’s Report in relation to the Share Scheme contained in Section 9 of this Explanatory Statement, and takes responsibility for that report. It is not responsible for any other part of this Explanatory Statement.

The information concerning BBGA and its intentions and views in relation to the Company contained in Section 4 of this Explanatory Statement (BBGA Information), has been provided by BBGA and is the responsibility of BBGA. Neither the Company nor its advisers assume any responsibility for the accuracy or completeness of the BBGA Information.

Role of ASIC, SEC and NASDAQ

A copy of this document has been registered with ASIC for the purposes of section 412(6) of the Corporations Act. It has also been lodged with ASIC under section 257E of the Corporations Act.

A copy of the document has been examined by ASIC. ASIC has been requested to provide a statement, in accordance with section 411(17)(b) of the Corporations Act, that ASIC has no objection to the Share Scheme. If ASIC provides that statement, then it will be produced to the Court at the time of the Court hearing to approve the Share Scheme.

The Company will provide a copy of this Explanatory Statement to the SEC as an exhibit to a Report of Foreign Private Issuer on Form 6-K and has informed NASDAQ of the Proposed Transaction.

Neither ASIC, SEC nor NASDAQ nor any of their respective officers takes any responsibility for the contents of this Explanatory Statement.

Investment decisions

This document does not take into account your individual investment objectives, financial situation and needs. The information in this document should not be relied upon as the sole basis for any investment decision in relation to your Shares or any other securities. You should seek independent financial and tax advice before making any investment decision in relation to your Shares or any other securities.

Defined terms

A number of defined words and expressions are used in this document. Defined words and expressions are capitalised. Please refer to the Glossary in Section 15 of this Explanatory Statement for the meaning of these words and expressions.

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Unless otherwise stated, all data contained in charts, graphs and tables is based on information available as at the date of this Explanatory Statement. All numbers are rounded down unless otherwise indicated. All references to time in this Explanatory Statement are references to Sydney, Australia time unless otherwise expressly stated.

Privacy and personal information

The collection of certain personal information is required or authorised by the Corporations Act.

The Company and its Share Registry may collect personal information in the process of implementing the Share Scheme. The personal information may include the names, addresses, other contact details and details of the shareholdings of Shareholders and the names of individuals appointed by Shareholders as proxies, corporate representatives or attorneys at the Share Scheme Meeting or Extraordinary General Meeting.

Shareholders who are individuals and the other individuals in respect of whom personal information is collected as outlined above have certain rights to access the personal information collected in relation to them. Such individuals should contact David Glaser at the Company on (61 2) 9735 4278 in the first instance if they wish to request access to that personal information.

The personal information is collected for the primary purpose of effecting the Proposed Transaction.

The personal information may be disclosed to the Share Registry, to securities brokers and to print and mail service providers, and to the Company’s advisers to the extent necessary to effect the Share Scheme.

The main consequence of not collecting the personal information outlined above would be that the Company may be hindered in, or prevented from, conducting the Share Scheme Meeting and Extraordinary General Meeting and implementing the Proposed Transaction.

Shareholders who appoint an individual as their proxy, corporate representative or attorney to vote at the Share Scheme Meeting or Extraordinary General Meeting should inform that individual of the matters outlined above.

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LETTER FROM THE CHAIRMAN

Dear Shareholder

On 10 August 2005, the Board of Barbeques Galore Limited (the Company) announced that it had signed an agreement for a proposed transaction with a company established and funded by Ironbridge Capital, a leading Australian private equity firm, to acquire the Company in a cash transaction (the Proposed Transaction).

The Proposed Transaction comprises:

(a)	a scheme of arrangement between the Company and its participating shareholders (Share Scheme), which will result in the transfer of all of the ordinary shares in the Company (other than those represented by ADSs currently held by Barbeques Galore, Inc.) to BBG Australia Pty Limited (BBGA) (the company established and funded by Ironbridge Capital private equity funds); and

(b)	a scheme of arrangement between the Company and its optionholders (Options Scheme) which will result in the cancellation of all unexercised options.

Under the Share Scheme, shareholders will receive A$13.00 cash for each ordinary share they hold in the Company (other than the shares represented by ADSs currently held by Barbeques Galore, Inc.). The A$13.00 consideration (equal to US$9.91 per share in US dollars based on the currency exchange rate as at 10 August 2005) will be satisfied by a cash payment for each share transferred to BBGA. The cash consideration of A$13.00 per share represents a 92% premium over the 9 August 2005 closing price of our stock as represented by ADSs on the NASDAQ National Market of US$5.15 per share based on the exchange rate at that time.

For the Proposed Transaction to proceed, the Share Scheme will need to be approved by the Shareholders voting at the meeting of Shareholders to be held on 14 October 2005 (the Share Scheme Meeting). The Share Scheme must also be approved by the Federal Court of Australia. If the Proposed Transaction is approved and implemented, the Company will become a wholly owned subsidiary of BBGA.

The purpose behind the Options Scheme is to cancel all of the outstanding options over unissued shares in the Company, which are currently held by employees and directors of the Company, in return for a payment to the Optionholder of an amount equal to the amount by which A$13.00 exceeds the exercise price of that Option (converted into A$ using an exchange rate of A$1.00 to US$0.75). It is a separate scheme of arrangement between the Company and its Optionholders, the meeting for which will be held immediately after the Share Scheme Meeting and extraordinary general meeting referred to below (Options Scheme Meeting). The Options Scheme is described in more detail in the Options Scheme Explanatory Statement which has been provided to all Optionholders.

At the same time, the Company wishes to buy-back the Shares represented by ADSs currently held by Barbeques Galore, Inc. (the Excluded Shares) for A$10.00 (the Buy-back). These ADSs were acquired by Barbeques Galore, Inc. in 2001 with the intention of cancelling the underlying shares in due course. Under Australian law, the cancellation of those shares requires shareholder approval at a general meeting of the Company. The resolution to buy-back these shares is therefore to be considered by shareholders at an extraordinary general meeting to be held immediately following the Share Scheme Meeting (Extraordinary General Meeting).

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The Options Scheme and Buy-back will only proceed if the Share Scheme is implemented, but the Share Scheme can proceed even if the Buy-back is not approved by shareholders, and may still proceed at BBGA’s discretion if the Options Scheme is not approved by Optionholders.

The Share Scheme Meeting, Extraordinary General Meeting and Options Scheme Meeting will be held one after the other starting at 10am on 14 October 2005 at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush 2140, NSW, Australia.

To help you consider the Proposed Transaction:

•	the Directors commissioned WHK Corporate Advisory Limited to provide an Independent Expert’s Report. A copy of this report is set out in Section 9 of this Explanatory Statement and we encourage you to read it in full. You will see from the Independent Expert’s Report that in the opinion of WHK Corporate Advisory Limited, the Share Scheme is in the best interests of Shareholders;

•	the Company engaged Greenwoods & Freehills Pty Limited as Australian tax adviser and DLA Piper Rudnick Gray Cary US LLP as US tax adviser to consider the tax consequences of the Proposed Transaction on Shareholders, and their reports are set out in Sections 7 and 8 of this Explanatory Statement, respectively.

We urge you to read all this information carefully, as it will help you make an informed decision about how to vote at the Share Scheme Meeting and the Extraordinary General Meeting.

The Board has closely considered the Proposed Transaction and believes it provides a good return to our shareholders and optionholders, and at the same time benefits the Company and its employees. The Directors note that the Independent Expert considers that the Proposed Transaction is in the best interests of shareholders and optionholders and therefore unanimously recommend that Shareholders and Optionholders vote in favour of the Proposed Transaction, in the absence of an alternative proposal on better terms.

In support of the Proposed Transaction, I, along with two other executive directors, Robert Gavshon and Sydney Selati, have, out of our own shareholdings, granted BBGA an option at A$13.00 per share to acquire 19.9% of the shares in the Company.

As a Shareholder and Optionholder myself, I intend to vote in favour of the Proposed Transaction. The Share Scheme and Options Scheme Meetings will be chaired by either Robert Gavshon or myself. In either case we intend to vote any undirected proxies in favour of the Proposed Transaction.

The Proposed Transaction affects your shareholding and your vote is important. Please ensure that you vote in person or by proxy, both in relation to the Share Scheme and the related Buy-back resolution.

If you have any questions about the information contained in this booklet, you can call Robert Gavshon on (61 2) 9735 4111. If you are in doubt as to how to vote, you should consult your investment or other professional adviser.

Yours sincerely,

Sam Linz

Chairman, Barbeques Galore Limited

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VOTING INFORMATION

Your vote is important

For the Proposed Transaction to be implemented, sufficient Shareholders must vote in favour of the Share Scheme. At the same time, Shareholders are also being asked to approve the Buy-back.

•	The Share Scheme must be approved by a majority in number of Shareholders voting at the Share Scheme Meeting (either in person or by proxy). The Shareholders who vote in favour of the Share Scheme must hold at least 75% of the total number of Shares voted at the Share Scheme Meeting.

•	The Buy-back must be approved by at least 75% of the total number of Shares voted on the Buy-back resolution, with no votes being cast in favour of the resolution by the Custodian.

The Share Scheme is not dependent on approval of the Buy-back. If the Share Scheme is approved by the required majority at the Share Scheme Meeting but the Buy-back is not approved at the Extraordinary General Meeting, the Share Scheme will still proceed. However, if the Share Scheme is not approved, the Buy-back will not go ahead.

Meetings

The meetings to approve the Share Scheme and Buy-back are two separate meetings which will be held on the same day, one after the other, at the same location. The Options Scheme Meeting will also be held on the same day immediately following these meetings. The issues relating to the Options Scheme are set out in a separate booklet that will be sent to Optionholders and can be obtained by contacting the Company.

The meetings will be held on 14 October 2005 at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush 2140, NSW, Australia. The Share Scheme Meeting will begin at 10am. Following the conclusion of the Share Scheme Meeting, the Extraordinary General Meeting will be held at 10.30am or as soon after that time as the Share Scheme Meeting is adjourned or concludes. The Options Scheme Meeting will then follow at 11.00am.

Can I vote?

The Company has determined that if you are registered as a Shareholder at 5pm (Sydney time) on 12 October 2005, you are entitled to vote at the Share Scheme Meeting and the Extraordinary General Meeting. In order to give effect to this determination, any transfers or transmissions of Shares presented to the Company after that time will not be registered until after the Extraordinary General Meeting. If you are unsure whether you can vote, you can contact David Glaser at the Company on (612) 9735 4278 weekdays between 9am and 5pm (Sydney time).

The Depositary has set close of business New York time on 13 September 2005 as the record date for determining which holders of record of ADRs are entitled to provide it with voting instructions with respect to the Shares underlying ADSs. ADS holders can only vote the Shares underlying their ADSs by submitting instructions to the Depositary. ADS holders should refer to the accompanying materials from the Depositary for instructions related to voting.

How do I vote?

You can vote at the meetings in person, by attorney, by corporate representative (if you are a corporate shareholder) or by completing and returning the enclosed proxy form.

A Shareholder who wishes to attend and/or vote at the meetings:

•	in person, will be admitted to that meeting upon disclosure at the point of entry to the meeting of their name and address; or

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•	by proxy or attorney or, in the case of a corporation, by an authorised corporate representative, may do so. That proxy, attorney or authorised corporate representative will be admitted to the meetings upon disclosure at the point of entry to the meetings of the name and address and the identity of their appointor.

Voting by proxy

If you wish to appoint a proxy in respect of:

•	the Share Scheme Meeting, you must complete and sign the blue proxy form which accompanies this document; or

•	the Extraordinary General Meeting, you must complete and sign the pink proxy form which accompanies this document.

Shareholders must return the proxy form by post or in person to the Share Registry, Attention David Glaser, Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush, NSW, 2140, Australia, or alternatively by faxing it to 61 2 9735 4170.

The sending of a proxy form will not preclude you from attending in person and voting at a meeting at which you are entitled to attend and vote.

If you are a registered holder of ADSs, you will receive voting instruction forms directly from the Depositary. ADS holders may only vote in person or by proxy at the Share Scheme Meeting and/or the Extraordinary General Meeting if they become a registered holder of Shares by arranging for the surrender of ADSs in accordance with the terms and conditions of the Deposit Agreement.

Alternatively, registered holders of ADSs may instruct the Depositary on how to vote the shares underlying their ADSs at the Share Scheme Meeting and/or Extraordinary General Meeting. If you hold your ADSs indirectly, you must rely on the procedures put in place for providing voting instructions by your bank, broker or other financial institution through which you hold your ADSs.

Voting queries

Further information relating to these voting procedures, the resolutions to be proposed at the Share Scheme Meeting and the Extraordinary General Meeting, and what constitutes sufficient evidence of the appointment of an attorney or corporate representative, are contained in the Notices of Meeting included with this document.

If you have any further questions in relation to the meetings, please call David Glaser on (612) 9735 4278, or consult your financial or other professional adviser.

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EXPLANATORY STATEMENT

1	The Proposed Transaction

1.1	What is the Proposed Transaction

The Proposed Transaction offered to Shareholders under this Explanatory Statement involves BBGA acquiring all of the ordinary shares in the Company (other than the Excluded Shares) by way of a scheme of arrangement, and the Company cancelling all the Options as at the Record Date by way of a separate scheme of arrangement. At the same time, the Company proposes to buy back the Excluded Shares.

Under the Share Scheme, each Shareholder registered on the Company’s share register on the Record Date will be paid a cash payment of A$13.00 per Share they hold on that date (other than the Excluded Shares) for the transfer of each Share to BBGA. On 9 August 2005, (the last practicable date prior to the announcement of the Proposed Transaction) the closing sale price for the ADSs on the NASDAQ National Market was US$5.15 and on 14 September 2005 (the last practicable date prior to the date of this Explanatory Statement) was US$9.56.

If the Share Scheme and Option Scheme are implemented, BBGA will own 100% of the issued ordinary shares in the Company. The Company will then cease to trade its ADSs on the NASDAQ National Market and arrange for its reporting obligations under the Securities Exchange Act to be terminated.

However, before the Share Scheme can take effect:

•	the Share Scheme must be approved by the Shareholders attending and voting (either in person or by proxy) at the Share Scheme Meeting to be held on 14 October 2005 at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush 2140, NSW, Australia at 10 am; and

•	the Court must approve the Share Scheme.

Implementation of the Share Scheme is also subject to certain conditions, set out in Section 5.4 of this Explanatory Statement.

If the Share Scheme is approved and the Conditions are satisfied or waived, then trading of ADSs on the NASDAQ will be suspended at the close of trading on or about 18 October 2005 and the date for determining entitlement to the Share Scheme Consideration will be 25 October 2005. The Company expects the Share Scheme, if approved, will take effect on 18 October 2005.

Payment of the Share Scheme Consideration to Share Scheme Participants is expected to be made on 1 November 2005. The payment will be made to Share Scheme Participants either by cheque, posted to each Share Scheme Participant at the address of the Share Scheme Participant as it appears on the Company’s share register at the time, or by electronic funds transfer to a nominated bank account according to instructions held on the Company share register. US Persons will be given the right to elect to receive their cash payment in US$ (for further details of how to make such an election see Section 5.10). ADS holders will receive their Share Scheme Consideration via the Depositary in US$.

As part of the overall Proposed Transaction, BBGA proposes to cancel all of the existing Options (which are currently held by employees and directors of the Company) by way of a separate scheme of arrangement between the Company and its Optionholders. If the Optionholders approve the Options Scheme (and all other conditions of the Options Scheme are satisfied) each Optionholder will receive an amount per Option equal to the amount by which A$13.00 exceeds the exercise price of that Option converted into A$ using an exchange rate of A$1.00 to US$0.75.

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The Options Scheme will only proceed if the Share Scheme is implemented, but the Share Scheme can still proceed if the Options Scheme is not approved by Optionholders, at BBGA’s discretion. In that case, any unexercised Options will automatically terminate for no consideration upon completion of the Share Scheme, in accordance with the terms of the 1997 Share Option Plan.

The Company also proposes to buy-back the Excluded Shares under the Proposed Transaction. For the Buy-back to take effect, Shareholders must approve the Buy-back at the Extraordinary General Meeting to be held on 14 October 2005 at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush 2140, NSW, Australia at 10.30am, or as soon after that time as the Share Scheme Meeting has been concluded or adjourned.

The Buy-back will only proceed if the Share Scheme is implemented, but the Share Scheme can still proceed if the Buy-back is not approved by Shareholders.

Further details of the Options are set out in Section 3.1 of this Explanatory Statement.

1.2	Reasons for the Proposed Transaction

BBGA approached the Board with the Proposed Transaction prior to the proposal being announced to the NASDAQ on 10 August 2005.

The Board is of the view that Shareholders should be given the opportunity to consider and vote on the Proposed Transaction as a mechanism to realise value for their Shares above that available in the open market at the time of the announcement of the proposal.

The main reasons for the Board’s support of the Proposed Transaction (in the absence of an alternative offer on better terms) are as follows:

•	the offer to Shareholders is fair and reasonable, in the view of the Independent Expert;

•	the Company’s shares are thinly traded on the NASDAQ and the ability to sell large parcels has been restricted. The Share Scheme will allow Shareholders to realise cash for their shares as part of one transaction, as opposed to trading small parcels on NASDAQ;

•	if the Share Scheme does not proceed, the Company may be required to raise further funding to achieve its growth objectives by way of other debt or capital raising. Additional debt raising may place additional strain on the finances of the Company and an equity raising would have a dilutionary effect on existing Shareholders; and

•	the Share Scheme will allow the Company to be delisted from the NASDAQ and deregistered with the SEC, thereby eliminating the additional costs and obligations associated with being a public company under the US securities laws.

2	Important considerations for Shareholders

There are a number of matters that Shareholders need to consider in making a decision on how to vote on the Share Scheme.

These include a number of advantages and disadvantages, some of which will depend upon the individual financial and/or taxation position of each Shareholder. Shareholders should consider any advantages or disadvantages relating to the Share Scheme in the context of their individual circumstances, read the Independent Expert’s Report and the Australian Tax Adviser’s Report or US Tax Adviser’s Report (whichever is applicable), and seek individual investment and other professional advice if necessary.

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The Board reasonably believes that the Share Scheme is fair to security holders and bases this belief on:

•	the fact that the Share Scheme was the result of arm’s-length, good faith negotiations between the Company and BBGA;

•	the fact that the Board has received the Independent Expert’s Report from WHK Corporate Advisory Limited stating that the Share Scheme is in the best interests of Shareholders;

•	the historical and publicly available projected financial performance of the Company and its financial results;

•	the fact that the consideration to be paid per Share of A$13.00 represents a premium of 92% over the closing sale price for the ADSs on the NASDAQ National Market on 9 August 2005, the last full trading day prior to the announcement of the Proposed Transaction; and

•	the fact that the Share Scheme will provide consideration to the Shareholders and ADS holders (other than Barbeques Galore, Inc.) entirely in cash which, subject to any fees related to the ADSs (in the case of ADS holders) and any taxes payable, may be reinvested and generate dividend and/or interest income.

A further discussion of the Buy-back is set out in Section 6 of this Explanatory Statement. The Board considers the Buy-back to be an administrative matter and that it is not significant in the context of the consideration of the Proposed Transaction by Shareholders.

2.1	Potential advantages of the Share Scheme

If the Share Scheme is implemented, Share Scheme Participants will receive A$13.00 for every Share held on the Record Date. The potential key advantages of the Share Scheme for Shareholders are outlined below:

(a)	Shareholders will realise a significantly higher price for their Shares to that at which the Company’s Shares traded immediately prior to the proposal being announced to the market;

(b)	in the absence of the Share Scheme, Shareholders may not have access to a similarly attractive method of realisation within a reasonable period of time;

(c)	Since listing on NASDAQ the Company’s shares have been thinly traded and the ability of Shareholders to sell large parcels of their shares has been limited. The Share Scheme will provide Shareholders with an opportunity to realise cash for their shares as part of one transaction, as opposed to trading small parcels on NASDAQ;

(d)	the Share Scheme will enable Shareholders to cease holding their Shares without incurring any brokerage costs;

(e)	by virtue of the Share Scheme, Shareholders will have the opportunity to sell their Shares at a price which includes a premium for control;

(f)	the foreign exchange exposure associated with the Company will be eliminated for Shareholders;

(g)	if the Share Scheme does not proceed, the Company may be required to raise further funding to achieve its growth objectives by way of other debt or capital raising. Whilst the issuance of debt may place additional strain on the finances of the Company, the equity raising would have a dilutive effect on existing Shareholders; and

(h)	as the Company has not been in a position to provide any meaningful forward-looking information to the market, there is inherent uncertainty about its business operations going forward. This uncertainty may be positive or negative. By accepting the proposal, the negative impact of uncertainty is eliminated.

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2.2	Potential disadvantages of the Share Scheme

There are a number of disadvantages that may result from the implementation of the Share Scheme. You should consider these before making your decision on how to vote on the Share Scheme.

Potential disadvantages of the Share Scheme for Shareholders are listed below.

(a)	Shareholders wishing to maintain the same portfolio risk profile for their investments will need to seek an alternative consumer retail investment. In doing so, they may find it difficult to find an investment with a similar risk to that of the Company and they may incur transaction costs in undertaking any new investment;

(b)	depending upon the circumstances of individual Shareholders, in accepting the Share Scheme, Shareholders will be forced to crystallise any taxation consequences relating to their investment in the Company;

(c)	Shareholders will cease to enjoy any rights as Shareholders of the Company if the Share Scheme is implemented including attendance and voting at meetings of the Company; and

(d)	existing Shareholders will cease to receive the benefit of any income or capital growth that may be received if they continued as Shareholders.

2.3	Other relevant considerations

Since the announcement of the Proposed Transaction on 10 August 2005:

(a)	no better proposal or higher offer has been forthcoming;

(b)	the Directors are not aware of any matter which could, in their opinion, give rise to a declaration of unacceptable circumstances in relation to the Share Scheme pursuant to Division 2B of Part 6.10 of Chapter 6 of the Corporations Act; and

(c)	the Directors are not aware of any existing circumstances which would cause the Conditions of the Share Scheme (set out in Section 5.4) not to be satisfied or waived. The Company will advise Shareholders of the status of the various Conditions at the Share Scheme Meeting. Persons who wish to be informed of the status of the Conditions at the time are encouraged to attend the Share Scheme Meeting. The Company will announce to the NASDAQ any relevant matter which affects the likelihood of a Condition being satisfied, waived or not being satisfied, in accordance with its disclosure obligations.

2.4	What if Shareholders do not vote in favour of the Share Scheme or Buy-back?

If Shareholders do not vote, or do not vote in favour of the Share Scheme or Buy-back, that does not mean that the Proposed Transaction will not be implemented.

If the Share Scheme is approved by the necessary majorities of Shareholders in the Share Scheme Meeting, and by the Court (and the other Conditions are satisfied), all Shares will be transferred to BBGA and each Share Scheme Participant will receive A$13.00 cash for every Share held on the Record Date, even though the Shareholder may have voted against the Share Scheme.

If the Share Scheme is not approved:

(a)	Share Scheme Participants will retain their Shares and the Company will continue to be listed on the NASDAQ; and

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(b)	as noted by the Independent Expert, the share price of the Company may return to the levels it traded at immediately prior to the announcement of the Proposed Transaction.

If the Share Scheme is approved but the Buy-back is not approved by the necessary majority of Shareholders, the Share Scheme will still be implemented. However, the Buy-back is conditional on the Share Scheme being approved.

2.5	Conclusion

In summary, having considered all of the above, the Directors believe that the Proposed Transaction is fair and reasonable and in the best interests of Shareholders, in the absence of an alternative offer on better terms.

3	Barbeques Galore Limited

Barbeques Galore was incorporated in the ACT on 16 June 1982, and was admitted to the official list and quoted on the NASDAQ on 7 November 1997.

Barbeques Galore is subject to regular reporting and disclosure obligations to the SEC pursuant to the Securities Exchange Act. Additionally, the Company’s Listing Agreement with NASDAQ requires that the Company notifies NASDAQ in writing of any corporate action or other event which will cause the Company to cease to be in compliance with The NASDAQ Stock Market eligibility requirements. The Company is also subject to the periodic reporting requirements of the Corporations Act including the requirement for annual reports and directors reports to be distributed to Shareholders.

Barbeques Galore is currently subject to certain of the information requirements of the United States Securities Exchange Act of 1934, and in accordance with that Act Barbeques Galore files reports and other information with the SEC. Reports and other information filed by Barbeques Galore with the SEC may be inspected and copies made at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, United States. These reports and information can also be inspected free of charge on the SEC’s website at www.sec.gov. For further information about the public reference room, please call the SEC on +1 800 732 0330. Other information concerning Barbeques Galore can also be inspected at the offices of National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006.

Copies of the Company’s last accounts and any other documents lodged with ASIC, SEC or NASDAQ after 1 September 2005 will be made available free or charge to any person requesting them, and may be obtained by contacting David Glaser on (612) 9735 4278.

3.1	Capital structure and shareholders

(a)	Shares

Barbeques Galore’s total issued capital outstanding at the date of this Explanatory Statement comprises 4,258,841 fully paid ordinary shares being held directly and in the form of ADSs (excluding the Excluded Shares).

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Barbeques Galore’s substantial shareholders as at the date of this Explanatory Statement are set out below.

Name	Number of shares held	% of issued shares held (other than Excluded Shares)
Sam Linz	1,197,532	28.12
Wells and Fargo Company on its own behalf and on behalf of Wells Capital Management Incorporated and Wells Fargo Funds Management LLC	581,147	13.64
Robert Gavshon	344,944	8.10
Peter S. Lynch	314,100	7.38
Total	2,437,723	57.24
Other Shareholders	1,821,118	42.76
Total number of Shares on issue (other than Excluded Shares)	4,258,841	100
Excluded Shares	425,000
Total number of Shares on issue	4,683,841

(b)	Options

The Options have been granted under the 1997 Share Option Plan. Under the Share Option Plan eligible individuals in the employment or service of the Company may, at the discretion of the plan administrator, be granted Options to purchase shares at an exercise price not less than 85% of their fair market value on the option grant date. Options generally become exercisable either in three equal annual instalments measured from the grant date or in full on or after the specified date. As at 15 September 2005 the Company had a total of 481,540 unexercised options outstanding, the details of which are set out in the tables below. The consideration payable for each of those options under the Options Scheme is also set out in the tables.

Vested	Options as at 15 September 2005

Exercise Price	Option Vesting Date	Number of Options	Option Consideration
US$6.38	11 April 2005	75,552	A$4.49
US$2.54	1 July 2005	84,686	A$9.61
US$4.10	1 January 2003	22,300	A$7.53
US$3.02	1 July 2002	118,352	A$8.97
US$4.67	1 July 2004	122,150	A$6.77
US$5.10	1 September 2005	16,000	A$6.20
US$4.74	15 September 2005	25,000	A$6.68

Unvested	Options as at 15 September 2005

Exercise Price	Option Vesting Date	Number of Options	Option Consideration
US$4.26	Exercisable in three equal instalments: 11 April 2006 11 April 2007 11 April 2008	17,500	A$7.32

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3.2	Directors and their interests

The Directors are named below. Each of the Directors’ interests in Shares held directly (whether in person or through controlled entities) and in the form of ADSs and rights in the Company as at the date of this Explanatory Statement are set out in the table below.

Name	Number of shares held	%	Number of Options and rights held
Sam Linz	1,197,532	28.12	101,050A
Robert Gavshon	344,944	8.10	101,050A
John Price	33,200	0.78	32,125B
Sydney Selati	166,863	3.92	43,825C
Martin Bloom	NIL	*
Gordon Howlett	5,000	*	5,625D
Total	1,747,539	41.03	283,675
* Less than 1% of the outstanding shares.

A 20,200 Options exercisable at US$6.38; 27,438 at US$2.54; 38,412 at US$3.02; and 15,000 at US$4.67

B 6,425 Options exercisable at US$6.38; 9,067 at US$2.54; 12,883 at US$3.02; and 3,750 at US$4.67

C 3,400 Options exercisable at US$6.38; 13,829 at US$2.54; 19,096 at US$3.02; and 7,500 at US$4.67

D 625 Options exercisable at US$6.38; 2,500 at US$2.54; and 2,500 at US$3.02

There are no marketable securities of BBGA held by, or on behalf of, a Director.

On 10 August 2005, entities associated with Sam Linz, Robert Gavshon and Sydney Selati entered into an agreement with BBGA under which they granted BBGA an option to acquire existing shares from them equal to 19.9% of the issued shares in the Company (to be contributed pro rata to the holdings controlled by each such Director) at an exercise price of A$13.00 per share. If BBGA subsequently offers a higher price to Shareholders, then the exercise price increases to that higher price. The option may be exercised at any time up to 31 December 2005, but the exercise period may be extended in certain circumstances where a third party puts forward a competing proposal to acquire the Company. During the exercise period the grantors of the option are not permitted to engage in negotiations or discussions in relation to a competing proposal without the consent of BBGA. See Section 4.5 for further details of this agreement.

On 10 August 2005, BBGA confirmed to each of Sam Linz, Robert Gavshon and Sydney Selati that, if the Proposed Transaction is implemented, they would each be terminated as executives of the Company by way of redundancy. Upon termination, each of these executives will be paid 12 months salary based on their current level of salary in lieu of notice and any other amounts due as a result of termination, in accordance with the Company’s redundancy policy. They will also receive accrued holiday and long service leave entitlements, and a transfer of title of their current company cars with all lease or finance commitments in respect of those vehicles being paid out by the Company. Each of these executives has indicated that he is prepared to make his services available to the Company after that time if required.

It is not proposed under the terms of the Share Scheme that any other payments or benefits will be made or given to any other director, secretary or executive officer of the Company or any corporation

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related to the Company for loss of, or in consideration for or in connection with, his or her retirement from office as Director, secretary or executive officer of the Company or any corporation related to the Company, except as mentioned above.

3.3	Directors’ voting intentions

Each Director who holds Shares has stated that he intends to vote in favour of the Share Scheme at the Share Scheme Meeting and in favour of the Buy-back at the Extraordinary General Meeting in respect of his personal and associated holdings in the Company, in the absence of an alternative proposal on better terms. As Martin Bloom does not hold any Shares, he will not be voting at the Share Scheme Meeting or the Extraordinary General Meeting.

Sam Linz, Robert Gavshon, John Price, Sydney Selati and Gordon Howlett have stated that they intend to vote in favour of the Options Scheme at the Options Scheme Meeting in respect of their personal and associated holdings of Options. Martin Bloom does not hold any Options.

3.4	Directors’ recommendations

The Directors have closely considered the Proposed Transaction, the information in this Explanatory Statement, the Independent Expert’s Report, the Australian Tax Adviser’s Report and the US Tax Adviser’s Report, and recommends in favour of the Share Scheme, the Options Scheme and the Buy-back in the absence of an alternative proposal on better terms.

4	BBG Australia Pty Limited and its affiliates

4.1	Overview

BBGA is a recently established Australian proprietary company. It was incorporated solely for the purposes of acquiring Barbeques Galore and is a wholly-owned subsidiary of BBG Holdings.

BBG Holdings is also a recently established Australian proprietary company. It was incorporated solely for the purposes of acting as the holding company of BBGA and providing part of the required funding (by way of intercompany loan facility) to fund BBGA’s acquisition of Barbeques Galore.

Ironbridge Capital has also recently established two incorporated Delaware limited liability companies, BBGQ Holdings LLC (BBGQ Holdings) and BBG (US Finance) LLC (BBG Finance), as part of its overall structure for the Proposed Transaction. BBGQ Holdings is the 100% holding company of BBG Finance and both were established primarily to:

(a)	provide part of the required funding (by way of intercompany loan facility) to fund BBGA’s acquisition of Barbeques Galore; and

(b)	ultimately to hold the entities comprising Barbeques Galore’s US business.

At the date of this Explanatory Statement, each of BBGA, BBG Holdings, BBGQ Holdings and BBG Finance (collectively the BBG Entities) are nominally capitalised. Agreements have however been executed (described in more detail below) which entitle BBGA to call on funds sufficient to pay for all the Share Scheme Consideration and the Options Scheme Consideration.

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A summary diagram of the above structure is set out below:

The current directors of the BBG Entities are Paul Evans and Michael Hill, both executives of Ironbridge Capital. Mr Jonathan Pinshaw will also become a director and act as chairman of BBG Holdings. Brief backgrounds for each of these individuals are provided in section 4.4.

4.2	Intentions regarding the Company

The consideration for the Proposed Transaction will be satisfied in cash.

If the Share Scheme is implemented, the total amount of cash payable by BBGA to Share Scheme Participants will be approximately A$55.365 million.

If the Options Scheme is implemented, the total amount of cash payable by BBGA to Option Scheme Participants will be approximately A$3.604 million (assuming that the number of Options remains 481,540).

BBGA has access to sufficient funds to finance the Proposed Transaction, and the associated transaction costs. Those funds will be sourced as follows:

•	cash proceeds from subscriptions for equity and/or loan notes subscribed in BBG Holdings and BBGQ Holdings by the Initial Investors and the subsequent on lending of those funds to BBGA pursuant to unsecured intercompany loan facilities; and

•	debt facilities provided by the Commonwealth Bank of Australia to BBGA and BBG Finance (with any such debt funding to BBG Finance to be on lent as required to BBGA as described in Section 4.2(a) below).

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(a)	Equity funding

A total of up to A$45,500,000 will be provided through the subscription by the Initial Investors of Equity in BBG Holdings and BBGQ Holdings. The subscriptions for Equity between each entity will be identical in amount.

The Initial Investors comprise the Ironbridge Funds and the Initial Management Investor.

The Ironbridge Funds are managed and advised by Ironbridge Capital. Ironbridge Capital is an Australian incorporated and based private equity manager and adviser. It has managed and advised on the following investments made by the Ironbridge Funds:

•	Affinity Health, a leading Australian private hospital operator

•	ACB, a leading operator of backpacker complexes in New Zealand

•	Dexta, a general insurance underwriting agency

•	Mrs Crocket’s Kitchen, a leader in the fresh chilled prepared foods industry.

The Ironbridge Funds comprise in aggregate a A$450 million ten year committed investment fund specifically established to invest in private equity investments. The Ironbridge Funds have adequate uncalled funds available to them to satisfy, in full, the total investment required from them (aggregating to a maximum of A$45,000,000) by reason of the subscription arrangements described elsewhere in this section 4.

The investors in the Ironbridge Capital 2003/4 Fund A and the Ironbridge Capital 2003/4 Fund B consist predominantly of large Australian superannuation funds and other Australian sophisticated wholesale investors. The investors in Ironbridge Capital 2003/4 Fund LP (a limited partnership formed under the Limited Partnerships Act 1907 of the United Kingdom) consist of non-Australian institutional investors such as pension funds and fund of funds.

The Ironbridge Funds have already obtained investment committee approval to the allocation of funds for the Proposed Transaction. The procedure for calling down funds from investors in the Ironbridge Funds is contractually provided for in the relevant constituent fund documentation. Subject to Ironbridge Capital’s compliance with the provisions of the fund documentation, investors are obliged to satisfy any call within the time period prescribed.

The Initial Management Investor will be contributing a total of A$500,000 via equal subscriptions of Equity in BBG Holdings and BBGQ Holdings.

The proceeds of the subscriptions by the Ironbridge Funds, together with the debt facilities to be provided by Commonwealth Bank of Australia (described in more detail in section 4.2(b)), will constitute sufficient funding to satisfy the aggregate amount due under the Proposed Transaction. The proceeds of investment by the Initial Management Investor are not strictly required for BBGA to satisfy its payment obligations under the Proposed Transaction.

The subscriptions described above will be carried out pursuant to largely identical subscription agreements between:

•	BBG Holdings, the Ironbridge Funds and the Initial Management Investor (as to 50% of the aggregate Equity subscription up to A$22,750,000); and

•	BBGQ Holdings, the Ironbridge Funds and the Initial Management Investor (as to the remaining 50% of the aggregate Equity subscription up to A$22,750,000).

The subscription agreements entitle the relevant company (ie. either BBG Holdings or BBGQ Holdings) to call on the subscribers (on one or more occasions) to pay for their agreed subscription amounts. Calls can be made at any time in writing and must be satisfied by the subscribers within the time prescribed under the relevant call notice.

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Additional members of the Galore Group’s management team may be invited to subscribe additional Equity in BBG Holdings and/or BBGQ Holdings.

Under a facility agreement dated 10 August 2005, BBG Holdings has agreed to make available to BBGA an unsecured loan facility in an aggregate principal amount not exceeding A$22,500,000. BBGA can draw down the loan facility in one or more drawings by giving a written notice on or before 11am on the date it wishes to draw down the loan. BBG Holdings must advance the amount requested in the drawdown notice provided that:

•	no event of default has occurred and is continuing or in BBG Holdings’ reasonable opinion no event of default is likely to occur on or as a result of the loan being made; and

•	the aggregate amount requested in the draw down notice, together with the aggregate amounts of the loans previously drawn down, do not exceed A$22,500,000.

The events of default are:

•	BBGA fails to pay when due any amount owing under the facility agreement;

•	BBGA has misrepresented any material fact relating to its financial condition to BBG Holdings;

•	a default occurs under the provisions of any other agreement evidencing or securing indebtedness exceeding $250,000 of BBGA or any liability of BBGA becomes or may be declared due prior to its stated maturity;

•	any event occurs which in BBG Holdings’ opinion may materially adversely affect BBGA’s business, assets or financial condition; and

•	various insolvency events occur in relation to BBGA (eg. a liquidator is appointed to BBGA).

None of these events exist at the date of this Explanatory Statement and neither Ironbridge Capital nor any of the BBG Entities have any reasonable apprehension that such events may occur on or prior to the expected drawdown of funds.

BBGQ Holdings and BBG Finance on the one hand, and BBG Finance and BBGA on the other, also entered into facility agreements on 10 August 2005 on materially identical terms as those described above (save that the aggregate principal amount that may be drawn down under the facility agreement between BBG Finance and BBGA is A$22,500,000 plus US$4,000,000).

(b)	Debt funding by Commonwealth Bank of Australia

BBGA and BBG Finance entered into a binding terms sheet with Commonwealth Bank of Australia on 10 August 2005 under which Commonwealth Bank of Australia will provide debt funding (Commonwealth Bank of Australia Facilities) including:

•	up to A$24,000,000 to BBGA and US$4,000,000 to BBG Finance (for on-lending to BBGA) to enable BBGA to pay the Share Scheme Consideration and the Options Scheme Consideration, refinance existing debt of the Company and its subsidiaries and for related transaction costs; and

•	up to A$15,000,000 to BBGA and US$16,500,000 to BBG Finance for working capital and general corporate purposes, which may be used to repay existing working capital debt (or, in the case of the existing US facilities, to provide a letter of credit to Union Bank of California to procure the release of the security currently held by it).

The last date for drawdown of the facilities to pay the Share Scheme Consideration and Options Scheme Consideration is 31 December 2005, unless Commonwealth Bank of Australia otherwise agrees.

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Conditions precedent to funding

BBGA and BBG Finance will only be able to drawdown under the Commonwealth Bank of Australia Facilities if the agreed conditions to drawdown have been satisfied or waived. The conditions to be satisfied prior to first drawdown are customary for debt facilities of the nature agreed with Commonwealth Bank of Australia and include, relevantly:

•	completion of satisfactory formal financing documents;

•	if the Options Scheme does not proceed, BBGA will become the holder of sufficient shares in Barbeques Galore on the Implementation Date to acquire any shares not acquired pursuant to the Share Scheme under the compulsory acquisition provisions of the Corporations Act;

•	all representations and warranties being true and correct (as summarised below);

•	no event of default or potential event of default having occurred (as summarised below);

•	nothing having occurred which might reasonably be expected to have, on a long term basis, a material adverse effect on the financial position, assets, revenues, business or prospects of the Galore Group’s business (taken as a whole), or the ability of BBGA and BBG Finance to perform their obligations under the finance documents;

•	all necessary approvals to complete the Proposed Transaction having been obtained (including from FIRB);

•	BBGA and BBG Finance being capitalised by way of equity or loans from their holding companies in an amount of, in aggregate, at least A$42,000,000;

•	Commonwealth Bank of Australia being satisfied that all assets subject to the Proposed Transaction are acquired free of any security interest (other than as expressly permitted); and

•	all funded debt (excluding finance leases and loans from holding companies) of BBGA and its subsidiaries having been repaid or secured by a letter of credit issued under the Commonwealth Bank of Australia Facilities.

Representations and warranties

Under the finance documents, the BBG Entities will provide the usual representations and warranties for a debt facility of the nature proposed by the Commonwealth Bank of Australia. These include representations and warranties in relation to corporate status, powers, binding obligations, non-conflict with other obligations, authorisations, no default, no breach of law, disclosure and accuracy of information, financial statements, litigation, title to assets, group structure and security ranking and priority.

Events of default

The events of default under the Commonwealth Bank of Australia Facilities are also customary for a debt finance facility of this nature and include, relevantly:

•	the BBG Entities failing to comply with their obligations under the finance documents (other than payment obligations);

•	a representation or warranty under the finance documents being incorrect or misleading in any material respect;

•	an event of insolvency (such as inability to pay debts when due and appointment of a receiver, liquidator or administrator) occurring in relation to the BBG Entities;

•	an event occurring that is reasonably likely to have a material adverse effect on the assets, financial condition or trading position of the BBG Entities (taken as a whole), the capacity of the

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BBG Entities to comply with their obligations (taken as a whole) under the finance documents or the validity or enforceability of any finance document or the priority of any security; and

•	a security becoming enforceable, being enforced or sought to be enforced against the property to be charged to Commonwealth Bank of Australia involving a claim of A$1,000,000 or more, except where that claim is being contested in good faith and loss of such contest would not lead to a material adverse effect (as described above).

The Commonwealth Bank of Australia Facilities have been structured to provide assurance that, at the Second Court Date, the only outstanding conditions precedent will be those which can only be satisfied on or about the Implementation Date (that is, those relating to the Share Scheme becoming Effective, the refinance of Barbeques Galore’s existing debt, the release of Barbeques Galore’s existing security and provision of title documents in relation to Barbeques Galore and its subsidiaries).

4.3	BBGA’s intentions if Share Scheme is implemented

This section 4.3 sets out BBGA’s intentions in relation to:

•	the continuation of the Galore Group’s business;

•	any major changes to the Galore Group’s business and any redeployment of the Galore Group’s fixed assets; and

•	the future employment of the Galore Group’s present employees.

These statements of intention are based on the information concerning the Company, its subsidiaries, their business and the general business environment which is known to BBGA at the date of this Explanatory Statement. Final decisions will only be reached by BBGA after conducting a detailed review of the business following completion of the Proposed Transaction. Accordingly, the statements set out in this section 4.3 are statements of current intention only which may change as new information becomes available or circumstances change.

Other than as set out below, BBGA intends to continue the Galore Group’s business and not make any major changes to the Galore Group’s business or to the future employment of the Galore Group’s employees.

(a)	Business continuity

If the Share Scheme is implemented, BBGA intends to continue to operate the business consistent with its existing strategies and initiatives.

Matters that BBGA intends to change are:

•	the bank facilities that Barbeques Galore and its subsidiaries currently have with Australia and New Zealand Banking Group Limited will be refinanced by Commonwealth Bank of Australia on or following implementation of the Share Scheme. The facilities with the Union Bank of California will either be refinanced by Commonwealth Bank of Australia or remain in place, and in the latter case Commonwealth Bank of Australia will provide a letter of credit to Union Bank of California to procure the release of the security currently held by it;

•	Barbeques Galore and its subsidiaries will undergo a corporate restructure following implementation of the Share Scheme. Pursuant to this restructure the United States based subsidiaries (being The Galore Group (U.S.A.) Inc., Barbeques Galore, Inc. and Barbeques Galore Online, Inc.) will be transferred to BBG Finance.

(b)	Board and staff

If the Share Scheme is implemented:

•	The current directors and officers of the Company will cease to hold an equity position in the Company or its subsidiaries.

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•	BBGA intends to replace the current directors of each of Barbeques Galore and its subsidiaries with its own representatives. At the date of this Explanatory Statement, the only replacement directors so identified are those for Barbeques Galore, being Paul Evans, Michael Hill and Jonathan Pinshaw;

•	Mr Robert Gavshon, Mr Sam Linz and Mr Sydney Selati will all be made redundant. It is intended that the remaining employees of the Galore Group will continue to be employed on their current terms; and

•	consideration will be given to whether certain existing members of the current management team may be invited to take some form of economic or equity interest in BBG Holdings and BBGQ Holdings (the two ultimate holding companies within the new corporate structure) with a view to providing such members with appropriate incentives to grow the business profitably.

(c)	Barbeques Galore to be delisted

If the Share Scheme is implemented, BBGA intends to arrange for Barbeques Galore to be delisted from NASDAQ, for the ADS program to be terminated and for Barbeques Galore’s reporting obligations under the Securities Exchange Act to be terminated.

(d)	Options to terminate

If the Options Scheme is not implemented and there are Options that remain unexercised upon completion of the Share Scheme, then those Options will automatically terminate on completion of the Share Scheme.

4.4	Directors of BBGA and BBG Holdings

The directors of BBGA and BBG Holdings as at the date of this Explanatory Statement are Paul Evans and Michael Hill, both employees of Ironbridge Capital.

Mr Evans has over 12 years of private equity experience with Baronsmead and 3i in the United Kingdom and AMP Private Equity, Gresham Private Equity and now Ironbridge Capital (which he co-founded in 2003) in Australia.

Mr Hill has over 7 years of private equity and mergers and acquisitions and advisory experience in both the United Kingdom and Australia. He was formerly a partner of Ernst & Young and a director of Ernst & Young Transaction Advisory Services Limited before joining Ironbridge Capital in January 2005.

Mr Pinshaw will be appointed as chairman of BBG Holdings and BBGQ Holdings. He has 14 years’ experience in retailing having previously held the positions of Chief Executive of OPSM Limited, Managing Director of Freedom Furniture Limited and Vice President and Regional Director of McDonald’s.

Mr Pinshaw is currently the chairman of Just Group Limited. He has also held a number of non-executive director roles for Australian public companies, including John Fairfax Holdings Limited, where he was Deputy Chairman, Australian Consolidated Investments Limited, where he was Chairman, James Hardie Industries Limited and Rabbit Photo Limited.

4.5	Option over 19.9% of Shares

BBGA entered into an Option Deed with Sam Linz and entities associated with Robert Gavshon and Sydney Selati (collectively, the Owners) under which the Owners granted to BBGA an option to acquire a total of 933,750 Shares (Option Shares) held by the Owners, representing 19.9% of the total number of Shares on issue, for A$13.00 per Share (the 19.9% Option).

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BBGA may only exercise the 19.9% Option if:

•	a competing proposal to acquire Barbeques Galore or substantially all of its assets or shares (a Competing Proposal), is publicly announced or made;

•	the Share Scheme becomes Effective; or

•	BBGA undertakes to acquire or to gain control over all of the Shares by way of a takeover bid under Chapter 6 of the Corporations Act and such takeover bid is declared, or otherwise becomes, unconditional.

In addition, exercise of the 19.9% Option with respect to 233,554 of the Option Shares, representing approximately 5% of the total number of Shares, is conditional upon receipt of FIRB approval of BBGA acquiring 100% of the Shares and Options.

The period for exercising the 19.9% Option expires on the later of 31 December 2005 or 20 business days after a Competing Proposal becomes or is declared unconditional in relation to the payment of the consideration offered under the Competing Proposal. The exercise period is further extended if BBGA in turn announces another proposal to acquire Barbeques Galore on terms more favourable to Shareholders than the Competing Proposal. However, in any event, the exercise period ends on 31 January 2006 and the 19.9% Option then automatically lapses.

Each Owner has agreed to vote the Option Shares in accordance with BBGA’s directions after BBGA exercises the 19.9% Option. Prior to the exercise of the 19.9% Option, BBGA is not entitled to any rights as a shareholder or optionholder of the Company in respect of the Option Shares, and in its Form 13D, filed with the SEC on August 19, 2005, BBGA expressly disclaims beneficial ownership of the Option Shares until such time as BBGA exercises the 19.9% Option.

5	The Share Scheme

5.1	Overall effect of the Share Scheme

If the Share Scheme is implemented, BBGA will acquire all of the shares held by Shareholders at the Record Date (other than the Excluded Shares, which will be bought back by the Company upon implementation of the Share Scheme if the Buy-back is approved by Shareholders) and the Company will be delisted from the NASDAQ.

5.2	Terms of the Share Scheme

A copy of the Share Scheme is set out in Section 12.

5.3	Steps in implementing the Share Scheme

To implement the Share Scheme, the following steps have been, or must be, taken:

(a)	The Company and BBGA entered into the Implementation Agreement on 10 August 2005 in relation to the Share Scheme and the Options Scheme. A copy of the Implementation Agreement is set out in Section 11 of this Explanatory Statement.

(b)	BBGA will execute Deed Polls in favour of the Share Scheme Participants and Optionholders, undertaking to perform its obligations under the Implementation Agreement. In particular, BBGA will agree to provide the Share Scheme Consideration to Share Scheme Participants and the Option Scheme Consideration to Option Scheme Participants (subject to the satisfaction of certain conditions). The Deed Poll for the Share Scheme will be in the form set out in Section 11 of the Explanatory Statement.

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(c)	On 16 September 2005, the Court ordered that the Company convene the Share Scheme Meeting and the Options Scheme Meeting at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush 2140, NSW, Australia on 14 October 2005 at 11am for the purpose of approving the Share Scheme and the Options Scheme.

(d)	If the Share Scheme is approved by the requisite majority of Shareholders voting at the Share Scheme Meeting, the Company will apply to the Court for an order approving the Share Scheme. The Court may refuse to grant the orders approving the Share Scheme, even if the Share Scheme is approved by the requisite majority of Shareholders.

(e)	If the Court orders referred to in paragraph (d) above are obtained and any remaining Conditions are satisfied or waived, then the Company and BBGA will take or procure the taking of the steps required for the Share Scheme to proceed, namely:

(1)	the Company will lodge with ASIC an office copy of the Court order under section 411 of the Corporations Act approving the Share Scheme;

(2)	on the Implementation Date all of the Participating Shares will be transferred to BBGA and BBGA will pay the Share Scheme Consideration to each of the Share Scheme Participants in accordance with the provisions of the Share Scheme; and

(3)	on the Implementation Date, the Company will enter the name of BBGA in the Register in respect of all of the Participating Shares.

Under the terms of the Implementation Agreement, the Company has agreed that it will not solicit or encourage any competing proposal or enter into discussions with any third party about a competing proposal until 31 December 2005 (or any earlier termination of the Implementation Agreement), other than to the extent necessary for the Directors to discharge their fiduciary duties to the Company.

5.4	Conditions

The obligations of the Company and BBGA under the Implementation Agreement which relate to the implementation of the Share Scheme, are conditional upon the Conditions being satisfied or waived. If the Conditions are not satisfied or waived, the Share Scheme will not be implemented.

A summary of the key Conditions contained in the Implementation Agreement is set out below.

(a)	Approval of the Proposed Transaction must be obtained under the Foreign Acquisitions and Takeovers Act 1975 (Cth) and any other regulatory approvals must be obtained before 8.00am on the Second Court Date. BBGA has advised the Company that the necessary approval under the Foreign Acquisitions and Takeovers Act has already been obtained.

(b)	Shareholders must approve the Share Scheme by a resolution in favour of the Share Scheme being passed at a meeting of Share Scheme Participants convened for that purpose, being a resolution passed by:

(1)	a majority in number of Shareholders, present and voting at the meeting (in person or by proxy); and

(2)	Shareholders who vote in favour of the Share Scheme must hold at least 75% of the total number of Shares voted (in person or by proxy) at the Share Scheme Meeting.

(c)	Optionholders must approve the Options Scheme by a resolution in favour of the Options Scheme being passed at a meeting of Optionholders convened for that purpose, being a resolution passed by:

(1)	a majority in number of Optionholders, present and voting at the meeting (in person or by proxy); and

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(2)	Optionholders who together hold at least 75% of the total value of Options voted (in person or by proxy) at the Options Scheme Meeting.

The value of Options held by each Optionholder voting will be equal to the Options Scheme Consideration offered for the cancellation of that Optionholder’s Options.

(d)	The Court must approve the Share Scheme and the Options Scheme.

(e)	No order or injunction issued by any court or other legal restraint or prohibition preventing the Proposed Transaction must be in effect as at 8am on the Second Court Date.

(f)	No “Prescribed Occurrence” (as defined in the Implementation Agreement) in relation to the Company and no breach in any material respect by the Company in relation to its obligations under the Implementation Agreement must have occurred as at 5pm on the day before the Share Scheme Meeting and as at 8am on the Second Court Date.

(g)	The representations and warranties of the Company set out in the Implementation Agreement must be true and correct in all material respects as at the date of the Implementation Agreement and as at 8am on the Second Court Date.

(h)	Certain conditions precedent imposed by Commonwealth Bank of Australia upon the provision of the funding BBGA requires to complete the Proposed Transaction must be satisfied (or waived by Commonwealth Bank of Australia) on or before 8am on the Second Court Date, (Pre-Court Conditions) other than conditions (Surviving Conditions) which by their nature are only capable of satisfaction at the time the Proposed Transaction is implemented (in which case those conditions must be satisfied or waived at the time of implementation). The Pre-Court Conditions are typical for a transaction of this nature, and include that no event has occurred which might reasonably be expected to have a long term material adverse effect on the BBGA group and the Company’s business taken as a whole, or on the ability of the BBGA group to perform its obligations under the financing documents. The Surviving Conditions are referred to in further detail in Section 4.2.

(i)	The Company’s existing financiers must consent to the change in control of the Company pursuant to the Proposed Transaction on or before 8am on the Second Court Date.

The conditions set out in paragraphs (c), (d) (to the extent it relates to the Options Scheme), (f), (g), (h), and (i) above can be waived by BBGA at its discretion.

Both the Company and BBGA have confirmed that as at the date of this Explanatory Statement, neither of them are aware of any reason why the Conditions set out above will not be satisfied or waived on or before the time specified for their satisfaction.

5.5	Termination

The Implementation Agreement may be terminated if:

(a)	a party is in material breach of any material provision of the Implementation Agreement; or

(b)	a court or other governmental agency issues a final and non-appealing order or takes other action which permanently restrains or prohibits the Share Scheme or Options Scheme.

The Implementation Agreement will automatically terminate if:

(a)	the Share Scheme is not approved at the Share Scheme Meeting;

(b)	the Share Scheme is not approved by the Court on or before 31 December 2005;

(c)	any other Condition is not satisfied or waived on or before 31 December 2005 or becomes incapable of satisfaction (and is not waived) by the date specified; or

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(d)	BBGA lodges a bidder’s statement with ASIC under section 633 of the Corporations Act which makes an offer to acquire all of the Shares (other than the Excluded Shares) and Options on terms no less favourable to Shareholders and Optionholders than the terms of the Share Scheme and Options Scheme (including the nature of the conditions of that offer).

The Company must reimburse BBGA in respect of costs up to a maximum of A$1.2 million (plus GST) if any of the following events occurs:

(1)	a competing proposal by a third party to acquire the Company is announced before 31 January 2006 and becomes free of defeating conditions before 31 March 2006;

(2)	a third party agrees to acquire the whole or a substantial part of the Company’s assets or business before 31 January 2006;

(3)	any of the Directors changes or qualifies their recommendation of the Proposed Transaction;

(4)	the Company or any of Sam Linz, Robert Gavshon or Sydney Selati indicate that they will no longer support the Proposed Transaction, other than in circumstances where the Company is entitled to terminate the Implementation Agreement; or

(5)	the Implementation Agreement is terminated by BBGA before the Proposed Transaction is completed due to a material breach by the Company.

5.6	Effective Date

The Share Scheme will become Effective on the date when an office copy of the order of the Court approving the Share Scheme has been lodged with ASIC or such earlier date as the Court determines and specifies in the Court order. The Company will, upon the Share Scheme becoming Effective, give notice of the event to NASDAQ. Once the Share Scheme becomes Effective, the Company and BBGA will become bound to implement the Share Scheme in accordance with its terms, subject only to any surviving Conditions as referred to in paragraph 5.4(h) above.

5.7	Determination of Scheme Participants

Only Shareholders who hold Shares at the close of business on the Record Date (other than the holder of the Excluded Shares, to the extent of that holding) may participate in the Share Scheme and receive the Share Scheme Consideration.

It is anticipated that the Record Date will be 5pm on 25 October 2005.

For the purposes of establishing persons who are entitled to receive the Share Scheme Consideration, dealings in Shares will only be recognised if:

(a)	the transferee is registered in the Register as the holder of the relevant Shares at the Record Date; or

(b)	registrable transmission applications or transfers in respect of those dealings are received at or before the Record Date at the Share Registry.

Subject to the Corporations Act and the Company’s constitution, the Company must register transmission applications or transfers of the kind referred to in paragraph (b) above by the Record Date.

The Company will not accept registration or recognise for any purposes any transfer or transmission application in respect of Shares received after the Record Date.

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All existing Share certificates and statements of holdings of Shares held by Share Scheme Participants cease to have any effect on the Effective Date, other than:

(a)	for the purpose of registering dealings in Shares which took place prior to the Effective Date; and

(b)	as evidence of the entitlement of Participating Shareholders under the Share Scheme.

All statements of holding of Shares will cease to have any effect from the Record Date as documents of title in respect of such Shares.

5.8	Suspension of trading and cessation of NASDAQ listing

If the Court approves the Share Scheme, the Company will notify the NASDAQ of the Court approval on the day of the Court hearing to approve the Share Scheme. It is expected that trading on the NASDAQ in ADSs will be suspended from the close of business on the following day.

If the Share Scheme becomes Effective, BBGA intends to arrange for Barbeques Galore to be delisted from NASDAQ, for the ADS program to be terminated and for Barbeques Galore’s reporting obligations under the Securities Exchange Act to be terminated.

5.9	Source of funding

If the Share Scheme is implemented, Share Scheme Participants will receive total funds of A$55.365 million being A$13.00 per Share, paid from BBGA to Share Scheme Participants for the transfer of their Shares to BBGA.

If the Options Scheme is implemented, Optionholders will receive total funds of A$3.604 million (assuming that the number of Options remains 494,290).

See Section 4.2 for details of BBGA’s sources of funding.

5.10	Dispatch of payment

Following the implementation of the Share Scheme, BBGA will make payment to each Share Scheme Participant by dispatching a cheque in favour of that Share Scheme Participant for the amount concerned (being A$13.00 multiplied by the number of Shares held by that Share Scheme Participant on the Record Date) or by electronic funds transfer of that amount into the bank account nominated by the Share Scheme Participant in accordance with instructions held on the Share Register.

BBGA will offer Share Scheme Participants who are US Persons the right to elect to receive their Share Scheme Consideration in US$. Any such election must be for the entire Share Scheme Consideration and be made in writing to BBGA (or the Share Registrar) on the green form provided not less than 5 Business Days before the Implementation Date. BBGA will convert payments into US$ as close as practicable to the payment date at the exchange rate obtainable by BBGA or its bankers on the currency spot market in Sydney, Australia. In default of an election Share Scheme Participants will receive their Share Scheme Consideration in $A. The cost of the exchange arising out of an election will be borne by BBGA.

All fluctuations in the A$/US$ exchange rate will be at the sole risk of the Share Scheme Participants. Accordingly, Share Scheme Participants who are US Persons should be aware and appreciate the following risks in making an election (and take appropriate independent professional advice):

(a)	if Share Scheme Participants make an election, the actual amount of US$ received will depend on the relevant A$/US$ exchange rate prevailing on the Business Day on which funds are made available to BBGA (or its authorised payment agent); and

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(b)	the A$/US$ exchange rates prevailing on the date on which an election is made and on the date of payment may be different from that prevailing on the date on which funds are made available to BBGA (or its authorised payment agent).

Share Scheme Participants who are US Persons who fail to make an election (and who will receive their Share Scheme Consideration in A$) will also bear A$/US$ exchange rate risk until they receive payment of the Share Scheme Consideration from BBGA, at which time they will be able to convert the relevant amount to US$ if desired. The costs of any exchange in this case however will be borne by the relevant Share Scheme Participant. Again, Share Scheme Participants considering not making an election to receive their Share Scheme Consideration in US$ should take appropriate independent professional advice.

5.11	Financial impact on Shareholders and creditors

As at 30 April 2005, the Company had net assets of A$44.698 million and total assets of A$113.763 million, of which A$84.730 million represented current assets and A$29.033 million represented non current assets.

The Company’s total liabilities at that date were A$69.065 million, of which A$62.124 million were current liabilities and A$6.941 million were non current liabilities.

Except in the ordinary course of business, no new liability will be incurred by the Company other than the costs incurred in the implementation of the Proposed Transaction (which are estimated to be A$1 million) and there will be no outflow of funds from the Company (other than any payment required to be made under the terms of the Implementation Agreement) under or by reason of the Share Scheme, Buy-back or Options Scheme.

The Company has paid and is paying all its creditors within normal terms of trade. It is solvent and is trading in an ordinary commercial manner.

5.12	Voting of Excluded Shares

In accordance with the policy adopted at the time Barbeques Galore, Inc. acquired the ADSs representing the Excluded Shares (described in more detail in Section 6 below), Barbeques Galore, Inc. will not be giving the Depositary any direction to exercise the voting rights attached to the Excluded Shares, and no votes will therefore be cast in respect of the Excluded Shares at the Share Scheme Meeting or the Extraordinary General Meeting.

6	Buy-back

This Section 6 sets out a summary of the proposed Buy-back of the Shares represented by ADSs held by Barbeques Galore, Inc. to allow BBGA to legally acquire all the Shares.

6.1	Acquisition of ADSs by Barbeques Galore, Inc.

In December 1999, the Board authorised the setting up of a buy-back scheme under Rule 10b-18 of the US Securities Act as an effective use of the Company’s resources. Under that scheme, the Company was authorised to repurchase up to 450,000 ADSs on-market as market conditions became favourable. The repurchase program expired on the earlier of 31 January 2002 or upon reaching an aggregate purchase quantity of 450,000 ADSs.

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Barbeques Galore, Inc., a wholly owned subsidiary of the Company, purchased 425,000 ADSs on-market on the NASDAQ National Market pursuant to the repurchase program as follows:

Date of Purchase	Number of ADSs purchased	US$ Price	Total (US$)
23 March 2001	50,000	3.0000	150,000.00
26 March 2001	110,000	3.0000	330,000.00
29 March 2001	35,000	2.9375	102,812.50
2 April 2001	50,000	3.0000	150,000.00
3 April 2001	20,000	2.9375	58,750.00
14 November 2001	85,000	2.0500	174,250.00
16 November 2001	25,000	2.0500	51,250.00
18 December 2001	25,000	2.1000	52,500.00
28 December 2001	25,000	2.1000	52,500.00
TOTAL	425,000		1,122,062.50

At the time the ADSs were purchased, the Directors believed it to be in the best interests of the Company given the Company’s trading price. At an appropriate time, the Directors intended to seek Shareholders’ approval to cancel the Shares.

Since acquiring the ADSs, Barbeques Galore, Inc. has waived all dividends and other entitlements arising in respect of the underlying Shares and has not given the Depositary any directions to cast votes in respect of those Shares.

6.2	Requirements to approve the Buy-back

Under section 257A of the Corporations Act the Company may buy back its own shares by following the procedures set out in Part 2.J1 of the Corporations Act provided the buy back does not materially prejudice the Company’s ability to pay its creditors.

Accordingly, the following requirements must be fulfilled to complete the buy-back of the Excluded Shares:

(a)	the Buy-back must be approved by:

(1)	a special resolution passed at the Extraordinary General Meeting, with no votes being cast in favour of the resolution by the Custodian (being the registered holder of the Excluded Shares); or

(2)	a resolution agreed, at the Extraordinary General Meeting by all Shareholders;

(b)	the Company must include in the notice of Extraordinary General Meeting a statement setting out all the information known to the Company that is material to the decision on how to vote on the resolution, unless it would be unreasonable to require the Company to do so because the Company has previously disclosed the information to its members; and

(c)	the notice of meeting, explanatory statement and document setting out the terms of the offer must be lodged with ASIC at least 14 days prior to the date of the Extraordinary General Meeting.

There is no information known to the Company that is material to the decision on how to vote on the Buy-back resolution that has not previously been disclosed to Shareholders, other than the information provided in this Explanatory Statement.

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6.3	Reasons for the proposed Buy-back

The reasons for the Board’s proposal of the Buy-back are as follows:

•	to consolidate the Company’s Share Register; and

•	to take advantage of the timing of the Proposed Transaction.

6.4	Considerations in voting for or against the Buy-back

In considering whether to vote for or against the Buy-back you should consider:

•	that the ADSs representing the Excluded Shares are held by the wholly owned US subsidiary of the Company (Barbeques Galore, Inc.);

•	that the Excluded Shares are to be bought back for A$10.00;

•	that the proposed Buy-back will have no effect on the control of the Company; and

•	that following acquisition of the ADSs as described in Section 6.1, it was always the intention of the Company to buy-back and cancel the Excluded Shares at an appropriate time.

6.5	Implementation of the Buy-back

If the Share Scheme become Effective and the Buy-back has been approved by the required majority of Shareholders at the Extraordinary General Meeting, then the Company intends to buy-back the Excluded Shares for A$10.00 on the Implementation Date.

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7	Report on Australian tax implications for Australian Shareholders

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8	Report on US tax implications for US Shareholders and US ADS holders

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9	Independent Expert’s Report

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10	Additional information

10.1	Consents of experts

WHK Corporate Advisory Limited has consented to the inclusion of the Independent Expert’s Report in this Explanatory Statement in the form and context in which it is included and has not withdrawn that consent at the date of this Explanatory Statement. It has not caused or authorised the issue of this Explanatory Statement and takes no responsibility for any part of it other than the Independent Expert’s Report and the references to its name.

Greenwoods & Freehills Pty Limited has consented to the inclusion of the Australian Tax Adviser’s Report in this Explanatory Statement in the form and context in which it is included and has not withdrawn that consent at the date of this Explanatory Statement. It has not caused or authorised the issue of this Explanatory Statement and takes no responsibility for any part of it other than the Australian Tax Adviser’s Report and the references to its name.

DLA Piper Rudnick Gray Cary has consented to the inclusion of the US Tax Adviser’s Report in this Explanatory Statement in the form and context in which it is included and has not withdrawn that consent at the date of this Explanatory Statement. It has not caused or authorised the issue of this Explanatory Statement and takes no responsibility for any part of it other than the US Tax Adviser’s Report and the references to its name.

10.2	Taxation advice

The Directors recommend that Australian Shareholders read the Australian Tax Adviser’s Report in Section 7 of this Explanatory Statement and that Shareholders who are US Persons read the US Tax Adviser’s Report in Section 8 of this Explanatory Statement before voting at the meetings.

If you require further information on the tax implications arising out of the Proposed Transaction or are unclear as to the tax implications, you should seek specific professional advice for your particular circumstances.

10.3	Material changes in the financial position of the Company

The latest published financial statements of the Company are the financial statements for the year ended 31 January 2005, the financial quarter ended 30 April 2005 and for the 6 months ended 31 July 2005 to be published on 16 September 2005. To the knowledge of the Directors, there has not been a material change in the financial position of the Company since 30 April 2005.

10.4	Other material information

Other than as contained in this Explanatory Statement, there is no information material to the making of a decision in relation to the Proposed Transaction (being information that is within the knowledge of any Director of the Company or a related company, acting in that capacity) that has not previously been disclosed to Shareholders.

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11	Implementation Agreement

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12	Share Scheme

004923648

This scheme of arrangement

is made under section 411 of the Corporations Act 2001 between the following parties:

1	Barbeques Galore Limited
ABN	92 008 577 759
of Building A2, Campus Business Park, 350-374 Parramatta Road
Homebush NSW 2140
(Galore)

2	The holders of fully paid ordinary shares in Barbeques Galore Limited
(Shareholders)

1	Definitions and interpretation

1.1	Definitions

In this Scheme:

ADSs means American depository shares in Galore;

ASIC means the Australian Securities and Investments Commission;

BBGA means BBG Australia Pty Limited ACN 113 996 384;

Business Day means a weekday on which trading banks are open for business generally in Sydney, Australia;

Corporations Act means the Corporations Act 2001;

Court means the Federal Court of Australia;

Effective, when used in relation to the Share Scheme means the coming into effect, under section 411(10) of the Corporations Act, of the Court order made under section 411(4)(b) in relation to the Share Scheme;

Effective Date means the date on which the Share Scheme becomes Effective;

Excluded Shares means Shares represented by ADSs held by Barbeques Galore, Inc. as at the Effective Date;

Galore Board means the board of directors of Galore;

Implementation Agreement means the implementation agreement date 10 August 2005 between Galore and BBGA relating to the implementation of the Share Scheme;

Implementation Date means the fifth Business Day following the Record Date or such other date as NASDAQ or SEC may require;

NASDAQ means National Association of Securities Dealers Automated Quotation;

Record Date means 5.00pm on the fifth Business Day after the date on which the Share Scheme becomes Effective or such other date as NASDAQ or SEC may require;

Register means the Galore register of members;

SEC means the United States Securities and Exchange Commission;

Second Court Date means the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Share Scheme is heard;

Freehills Sydney\004901922

Second Court Hearing means the first hearing of the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Options Scheme;

Securities Act means the United States Securities Act of 1933, as amended;

Share means fully paid ordinary shares of Galore (including shares represented by ADSs);

Share Registry means the share registry as maintained by the Company;

Share Scheme means this scheme of arrangement subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act;

Share Scheme Consideration means A$13.00, for each Share (other than any Excluded Shares) held at the Record Date;

Share Scheme Deed Poll means the deed poll dated on or about 16 September 2005 executed by BBGA under which BBGA covenants in favour of the Share Scheme Participants to perform certain obligations in connection with the Share Scheme;

Share Scheme Meeting means the meeting of Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act;

Share Scheme Participant means each Shareholder as at the Record Date;

Share Transfer means, for each Share Scheme Participant, a duly completed and executed instrument of transfer of the Shares (other than any Excluded Shares) for the purposes of section 1071B of the Corporations Act, which may be a master transfer of all the Shares (other than any Excluded Shares);

Shareholder means each person who is registered in the register of members as the holder of Shares;

US Person means a US person as defined in Regulation S of the Securities Act; and

US, USA or United States means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

1.2	Interpretation

In this Share Scheme, headings and bold type are for convenience only and do not affect interpretation and, unless the context requires otherwise:

(a)	words importing the singular include the plural and vice versa;

(b)	words importing a gender include any gender;

(c)	other parts of speech and grammatical forms of a word or phrase defined in this Share Scheme have a corresponding meaning;

(d)	a reference to a person includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture, a partnership, a trust and any government agency;

(e)	a reference to a clause, party, annexure or schedule is a reference to a clause of, and a party, annexure and schedule to this Share Scheme, and a reference to this Share Scheme includes any annexure and schedule;

(f)	a reference to a statute, regulation, proclamation, ordinance or by law includes all statutes, regulations, proclamations ordinances or by laws amending, consolidating or replacing it, whether passed by the same or another government agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by laws issued under that statute;

Freehills Sydney\004901922

(g)	a reference to any document (including this Share Scheme) is to that document as varied, novated, ratified or replaced from time to time;

(h)	the word “includes” in any form is not a word of limitation;

(i)	a reference to “A$” is a reference to the lawful currency of Australia;

(j)	a reference to “US$” is a reference to the lawful currency of the United States of America;

(k)	a reference to any time is a reference to that time in Sydney, Australia; and

(l)	a term defined in or for the purposes of the Corporations Act has the same meaning when used in this Share Scheme.

1.3	Business day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing must be dome on the immediately succeeding Business Day.

2	Preliminary

(a)	Galore is a public company registered in the Australia Capital Territory and is a company limited by shares.

(b)	At 10 August 2005 4,671,091 Shares were on issue.

(c)	BBGA is a proprietary limited company registered in Victoria and is a company limited by shares.

(d)	If the Share Scheme becomes Effective:

(1)	all the Shares (other than any Excluded Shares) will be transferred to BBGA, and BBGA will provide or procure the provision of the Share Scheme Consideration to Share Scheme Participants in accordance with the provisions of the Share Scheme; and

(2)	Galore will enter the name of BBGA in the Register in respect of all Shares (other than any Excluded Shares).

(e)	BBGA has entered into a Share Scheme Deed Poll in favour of the Share Scheme Participants pursuant to which it has covenanted to pay the Share Scheme Consideration in accordance with the terms of the Share Scheme Deed Poll.

3	Conditions

3.1	Conditions Precedent

The Share Scheme is conditional on:

(a)	all the conditions in clause 3.1 of the Implementation Agreement having been satisfied or waived in accordance with the terms of the Implementation Agreement on or before the time specified in the Implementation Agreement for their satisfaction or waiver; and

(b)	neither the Implementation Agreement nor the Share Scheme Deed Poll being terminated before 8.00am on the Second Court Date.

3.2	Satisfaction of Conditions

(a)	The satisfaction of the conditions contained within clause 3.1 of this Share Scheme is a condition precedent to the operation of the provisions of clause 4(b) of this Share Scheme.

Freehills Sydney\004901922

(b)	The Share Scheme will lapse and be of no further force or effect if the Effective Date does not occur on or before 31 December 2005.

4	The Scheme

(a)	On or before the first Business Day following approval of the Share Scheme by the Court in accordance with section 411(4)(b) of the Corporations Act, Galore will lodge with ASIC an office copy of the Court order made under section 411 of the Corporations Act approving the Share Scheme.

(b)	On the Implementation Date:

(1)	BBGA will provide or procure the provision of the Share Scheme Consideration to the Share Scheme Participants for each Share registered in the name of that Share Scheme Participant (other than any Excluded Shares) in the Register in accordance with the provisions of this Share Scheme.

(2)	In consideration for, and upon BBGA providing written confirmation to Galore of, the despatch by way of bank cheque or telegraphic transfer of the Share Scheme Consideration to the Share Scheme Participants in accordance with paragraph (1) above:

(A)	all of the Shares (other than any Excluded Shares) will be transferred to BBGA without the need for any further act by any Share Scheme Participant;

(B)	Galore as the attorney and agent for each of the Share Scheme Participants will deliver to BBGA a Share Transfer to transfer all of the Shares (other than any Excluded Shares) to BBGA; and

(C)	the Shares (other than any Excluded Shares) together with all rights and entitlements attaching to those Shares as at that date will be transferred to BBGA.

(c)	BBGA will offer Share Scheme Participants who are US Persons the right to elect to receive their Share Scheme Consideration in US$. Any such election must be made in writing to the Share Registry not less than 5 Business Days before the Implementation Date. BBGA will convert any A$ into US$ pursuant to such elections as close as practicable to the date of the payment, at the exchange rate obtainable by BBGA or its bankers on the currency spot market in Sydney, Australia. The cost of any currency exchange will be borne by BBGA. All fluctuations in the A$/US$ exchange rate will be at the sole risk of those making any such election.

(d)	BBGA’s obligation to pay the Share Scheme Consideration will be satisfied by BBGA dispatching or procuring the dispatch to each Share Scheme Participant, by prepaid post to their address recorded in the Register at the Record Date, of a cheque for the Share Scheme Consideration due to that Share Scheme Participant in accordance with this Share Scheme, or by electronic funds transfer to the Share Scheme Participant’s nominated bank account according to instructions held on the Register. In the case of joint holders of Shares, the cheque will be forwarded to the holder whose name appears first in the Register on the Record Date.

(e)	BBGA will execute and attend to the stamping of the Share Transfer (if necessary) and will deliver the Share Transfer to Galore for registration.

(f)	Immediately following receipt of the Share Transfer in respect of the Shares, Galore will enter the name of BBGA in the Register in respect of the Shares so transferred.

(g)	The Galore Board will be reconstituted by:

(1)	the appointment of BBGA nominees to the Galore Board; and

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(2)	the resignation from the Galore Board of all persons who are not nominees of BBGA,

as soon as practicable after all actions under clause 4(b) have been taken.

5	Dealings in Shares

(a)	To establish the identity of the Share Scheme Participants, dealings in Shares will only be recognised if:

(1)	the transferee is registered in the Register as the holder of the relevant Shares by the Record Date; and

(2)	in all other cases, registrable transmission applications or transfers in respect of those dealings are received on or before the Record Date at the place where the Register is kept.

(b)	Galore must register registrable transmission applications or transfers of the kind referred to in clause 5(a)(2) on or before the Record Date.

(c)	Galore will not accept for registration or recognise for any purpose any transmission application or transfer in respect of Shares received after the Record Date, except as required to give effect to this Share Scheme.

(d)	For the purpose of determining entitlements to the Share Scheme Consideration, Galore must maintain the Register in accordance with the provisions of this clause 5 until the Share Scheme Consideration has been paid to the Share Scheme Participants. The Register in this form will solely determine entitlements to the Share Scheme Consideration and any other interests under this Share Scheme.

(e)	All certificates or statements of holding for Shares will cease to have effect from the Record Date as documents of title in respect of those shares and, as from that date, each entry current at that date on the Register will cease to have effect except as evidence of entitlement to the Share Scheme Consideration in respect of the Shares relating to that entry.

(f)	As soon as possible after the Record Date and in any event at least 2 Business Days before the Implementation Date, Galore will ensure that details of the names, registered addresses and holdings of Shares for each Share Scheme Participant are available to BBGA in the form BBGA reasonably requires.

6	General Scheme provisions

(a)	Should the Court propose to approve the Share Scheme subject to any alterations or conditions, Galore may by its counsel consent on behalf of all persons concerned to those alterations or conditions to which BBGA has consented.

(b)	The Share Scheme Participants agree to the transfer of their Shares in accordance with this Share Scheme.

(c)	The Share Scheme Participants are taken to have warranted to BBGA and Galore that all their Shares (including any rights attaching to those shares) which are transferred under this Share Scheme will, at the date of transfer, be fully paid and free from all mortgages, charges, liens, encumbrances and interests of third parties of any kind, whether legal or otherwise, and restrictions on transfer of any kind, and that they have full power and capacity to transfer their Shares together with any rights attaching to those shares.

(d)	From the Implementation Date to the time at which BBGA is entered in the Register as holder of a Scheme Participant’s Shares, each such Scheme Participant irrevocably appoints BBGA and each

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of its directors and officers (jointly and severally) as the Scheme Participant’s attorney and agent for the purpose of attending and speaking at any shareholder meetings of Galore, voting any of Scheme Participant’s Shares and otherwise exercising all of the rights attaching to such Shares.

(e)	BBGA will be beneficially entitled to the Shares transferred to it under this Share Scheme pending registration by Galore of BBGA in the Register as the holder of the Shares.

7	Power of attorney

Each Share Scheme Participant, without the need for any further act, irrevocably appoints Galore and all its directors and officers (jointly and severally) as its attorney and agent for the purpose of executing any document necessary to give effect to this Share Scheme including a proper instrument of transfer of its Shares for the purposes of section 1071B of the Corporations Act, which may be a master transfer of all the Shares (other than any Excluded Shares).

8	General

8.1	Consent

The Share Scheme Participants consent to Galore doing all things necessary or incidental to the implementation of this Share Scheme.

8.2	Notices

If a notice, transfer, transmission application, direction or other communication referred to in this Share Scheme is sent by post to Galore, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at Galore’s registered office or at the Share Registry.

8.3	Governing law

This Share Scheme is governed by the laws of New South Wales, Australia.

8.4	Further action

Galore will execute all documents and do all things necessary to implement and perform its obligations under this Share Scheme.

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13	Share Scheme Deed Poll

004923648

Deed	Poll – Share Scheme

Date:
By:		BBG Australia Pty Limited
ACN 113 996 384
of Level 33, 88 Phillip Street, Sydney NSW 2000 (BBGA)

In favour of:		Each holder of fully paid ordinary shares in Barbeques Galore Limited (Galore) other than excluded shares as at the Record Date (Share Scheme Participants)
Recitals
	A.	The directors of Galore consider that it is in the interests of Galore that Share Scheme Participants should consider approving the Share Scheme.

	B.	Accordingly, the directors of Galore have resolved that Galore should propose the Share Scheme.

	C.	The effect of the Share Scheme will be that all fully paid ordinary shares in Galore other than any Excluded Shares will be transferred to BBGA.

	D.	On 10 August 2005 Galore and BBGA entered into an Implementation Agreement.

	E.	In the Implementation Agreement, BBGA agreed to do certain things which may be necessary or expedient on its part to implement the Share Scheme.

	F.	BBGA is entering into this Deed Poll for the purpose of covenanting in favour of the Share Scheme Participants to perform certain of its obligations under the Implementation Agreement and the Share Scheme.

Operative	Provisions

1	Definitions and Interpretations

1.1	Definitions

In this Deed Poll:

ADSs means American depository shares in Galore;

BBGA means BBG Australia Pty Limited ACN 113 996 384;

Business Day means a weekday on which trading banks are open for business generally in Sydney, Australia;

Corporations Act means the Corporations Act 2001;

Court means the Federal Court of Australia;

Deed Poll means this deed poll under which BBGA covenants in favour of the Share Scheme Participants to perform certain obligations in connection with the Share Scheme;

Effective, when used in relation to the Share Scheme means the coming into effect, under section 411(10) of the Corporations Act, of the Court order made under section 411(4)(b) in relation to the Share Scheme;

Effective Date means the date on which the Share Scheme becomes Effective;

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Excluded Shares means Shares represented by ADSs held by Barbeques Galore, Inc. as at the Effective Date;

Implementation Agreement means the implementation agreement dated 10 August 2005 between Galore and BBGA relating to the implementation of the Share Scheme;

Implementation Date means the fifth Business Day following the Record Date or such other date as NASDAQ or SEC may require;

NASDAQ means National Association of Securities Dealers Automated Quotation;

Record Date means 5.00pm on the fifth Business Day after the date on which the Share Scheme becomes Effective or such other date as NASDAQ or SEC may require;

Register means the Galore register of members;

SEC means the United States Securities and Exchange Commission;

Securities Act means the United States Securities Act of 1933, as amended;

Share means fully paid ordinary shares of Galore (including shares represented by ADSs);

Share Registrar means Morgan Guaranty Trust Company of New York;

Share Scheme means this scheme of arrangement subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act;

Share Scheme Consideration means A$13.00, for each Share (other than any Excluded Shares) held at the Record Date;

Share Scheme Participant means each Shareholder as at the Record Date;

Shareholder means each person who is registered in the register of members as the holder of Shares;

US Person means a US person as defined in Regulation S of the Securities Act; and

US, USA or United States means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

1.2	Interpretation

In this Deed Poll (including the Recitals), unless the context otherwise requires:

(a)	the singular includes the plural and vice versa;

(b)	each gender includes every other gender;

(c)	references to persons include references to corporations, partnerships, joint ventures, associations, bodies corporate and any government agency;

(d)	words and phrases not defined in the Implementation Agreement have the same meaning (if any) given to them in the Corporations Act;

(e)	references to any legislation or regulations include any statutory modification of or substitution for such legislation or regulations;

(f)	references to agreements are to agreements as amended from time to time;

(g)	a reference to a clause, party, annexure, exhibit or schedule is a reference to a clause of, and a party, annexure, exhibit and schedule to, this Deed and a reference to this Deed Poll includes any annexure, exhibit and schedule;

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(h)	headings and sub-headings to this Deed Poll do not affect the interpretation of this agreement; and

(i)	references to “A$” is a reference to the lawful currency of Australia; and

(j)	a reference to any time is a reference to that time in Sydney, Australia.

1.3	Nature of Deed Poll

BBGA acknowledges that this Deed Poll may be relied on and enforced by any Share Scheme Participant in accordance with its terms even though the Share Scheme Participants are not party to it.

2	Conditions precedent

(a)	BBGA’s obligations under clause 3 are subject to the Share Scheme becoming Effective.

(b)	If the Share Scheme does not become Effective on or before 31 December 2005, the obligations of BBGA under this Deed Poll will terminate when the Implementation Agreement terminates unless BBGA and Galore otherwise agree in writing.

(c)	If this Deed Poll is terminated under this clause 2 then in addition and without prejudice to any other rights, powers or remedies available to it:

(1)	BBGA is released from its obligations to further perform this Deed Poll except those obligations contained in clause 6 and any other obligations which by their nature survive termination; and

(2)	Share Scheme Participants retain the rights they have against BBGA in respect of any breach which occurred before this Deed Poll is terminated.

3	Payment of Share Scheme Consideration

(a)	Timing of payment

Subject to clause 2, on the Implementation Date:

(1)	BBGA will provide or procure the provision of the Share Scheme Consideration to the Share Scheme Participants for each Share registered in the name of that Share Scheme Participant (other than any Excluded Shares) in the Register in accordance with the provisions of this Share Scheme.

(2)	In consideration for, and upon BBGA providing written confirmation to Galore of, the despatch by way of bank cheque or telegraphic transfer of the Share Scheme Consideration to the Share Scheme Participants in accordance with paragraph (1) above:

(A)	all of the Shares (other than any Excluded Shares) will be transferred to BBGA without the need for any further act by any Share Scheme Participant;

(B)	Galore as the attorney and agent for each of the Share Scheme Participants will deliver to BBGA a Share Transfer to transfer all of the Shares (other than any Excluded Shares) to BBGA; and

(C)	the Shares (other than any Excluded Shares) together with all rights and entitlements attaching to those Shares as at that date will be transferred to BBGA.

(b)	Manner of payment

(1)	BBGA will offer Share Scheme Participants who are US Persons the right to elect to receive their Share Scheme Consideration in US$. Any such election must be made in writing to

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BBGA (or the Share Registrar) not less than 5 Business Days before the Implementation Date. BBGA will convert any A$ into US$ pursuant to such elections as close as practicable to the date of the payment, at the exchange rate obtainable by BBGA or its bankers on the currency spot market in Sydney, Australia. The cost of any currency exchange will be borne by BBGA. All fluctuations in the A$/US$ exchange rate will be at the sole risk of those making any such election.

(2)	BBGA’s obligation to pay or procure the payment of the Share Scheme Consideration will be satisfied by BBGA dispatching or procuring the despatch to each Share Scheme Participant, by prepaid post to their address recorded in the Register at the Record Date, of a cheque for the Share Scheme Consideration due to that Share Scheme Participant in accordance with the Share Scheme, or by electronic funds transfer to the Share Scheme Participant’s nominated bank account according to instructions held on the Register. In the case of joint holders of Shares, the cheque or funds transfer will be forwarded to the holder whose name appears first in the Register on the Record Date.

4	Warranties

BBGA represents and warrants that:

(a)	it is a corporation validly existing under the laws of its place of incorporation;

(b)	it has the corporate power to enter into and perform its obligations under this Deed Poll and to carry out the transactions contemplated by this Deed Poll;

(c)	it has taken all necessary corporate action to authorise the entry into this Deed Poll and has taken or will take all necessary corporate action to authorise the performance of this Deed Poll and to carry out the transactions contemplated by this Deed Poll; and

(d)	this Deed Poll is valid and binding upon it.

5	Continuing obligations

This Deed Poll is irrevocable and subject to clause 2, remains in full force and effect until:

(a)	BBGA has completely performed its obligations under this Deed Poll; or

(b)	the earlier termination of this Deed Poll under clause 2.

6	General

6.1	Stamp Duty

BBGA will:

(a)	pay all stamp duties and any related fines and penalties in respect of the Share Scheme and this Deed Poll, the performance of this Deed Poll and each transaction effected or made under the Share Scheme and this Deed Poll; and

(b)	indemnify each Share Scheme Participant against any liability arising from failure to comply with clause 6.1(a).

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6.2	Notices

Any notice or other communication to BBGA in respect of this deed poll must be in legible writing and in English and:

(a)	addressed as shown below:

Attention:	Paul Evans

Address:	Level 33, 88 Phillip Street, Sydney NSW 2000

Fax no:	02 9250 8777

(b)	must be signed by the person making the communication or by a person duly authorised by that person;

(c)	must be delivered or posted by prepaid post to the address, or sent by fax to the fax number, of BBGA in accordance with clause 6.2(a); and

(d)	is taken to be received:

(1)	if by delivery, when it is delivered unless it is delivered on a day other than a Business Day or after 5.00 pm on a Business Day in which case it is taken to be received at 9:00 am on the next Business Day;

(2)	if sent by prepaid post, three Business Days after posting (or seven Business Days, if posted to or from a place outside Australia); and

(3)	if a facsimile, at the time of dispatch if the sender receives a transmission report which confirms that the facsimile was sent in its entirety to the facsimile number of the recipient unless the day in the place in which the facsimile is received is not a Business Day or the time in the place in which the facsimile was received was after 5.00 pm on a Business Day, in which case it is taken to be received at 9.00 am on the next Business Day.

6.3	Cumulative rights

The rights, powers and remedies of BBGA and the Share Scheme Participants under this Deed Poll are cumulative with the rights, powers or remedies provided by law independently of this Deed Poll.

6.4	Waiver and variation

(a)	A provision or a right under this Deed Poll may not be waived except in writing signed by the person granting the waiver.

(b)	A provision of this Deed Poll may not be varied unless the variation is agreed to by Galore and the Court in which event BBGA will enter into a further Deed Poll in favour of the Share Scheme Participants giving effect to such amendment.

6.5	Governing law and jurisdiction

(a)	This Deed Poll is governed by the laws of New South Wales, Australia.

(b)	BBGA irrevocably submits to the non-exclusive jurisdiction of the Courts of New South Wales, Australia.

6.6	Assignment

The rights and obligations of a person under this Deed Poll are personal. They cannot be assigned, charged or otherwise dealt with, and no person shall attempt or purport to do so.

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6.7	Further action

BBGA will promptly do all things and execute all further documents necessary to give effect to this Deed Poll.

Executed	as a Deed Poll:

Signed	sealed and delivered by
BBG	Australia Pty Limited

by:

Secretary/Director	Director

Name (please print)	Name (please print)

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14	Options Scheme

004923648

This	scheme of arrangement

is made under section 411 of the Corporations Act 2001 between the following parties:

1	Barbeques Galore Limited

ABN 92 008 577 759

of Building A2, Campus Business Park, 350-374 Parramatta Road

Homebush NSW 2140

(Galore)

2	The holders of options to subscribe for Shares in Barbeques Galore

Limited (Galore)

(Optionholders)

1	Definitions and interpretation

1.1	Definitions

ADSs means American depository shares in Galore.

ASIC means the Australian Securities & Investments Commission.

BBGA means BBG Australia Pty Limited ACN 113 996 384.

Business Day means a weekday on which the trading banks are open for business in Sydney.

Corporations Act means the Corporations Act 2001 (Cth) and the regulations made under that Act.

Court means the Federal Court of Australia.

Deed Poll means the Deed Poll dated on or about 16 September 2005 executed by BBGA in favour of the Optionholders.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Options Scheme, but in any event at no time before office copies of the orders of the Court are lodged with ASIC.

Effective Date means the date on which the Options Scheme becomes Effective.

Governmental Agency means any government or governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or entity.

Implementation Agreement means the Implementation Agreement dated 10 August 2005 between Galore and BBGA relating to the implementation of the Options Scheme.

Implementation Date means the fifth Business Day after the Record Date or such other date as NASDAQ or SEC may require.

NASDAQ means National Association of Securities Dealers Automated Quotation.

Optionholder means each person who is registered as the holder of an Option as at the Record Date.

Options means options over unissued Shares.

Options Consideration means the consideration payable to Optionholders for the cancellation of each Option as set in Annexure A.

Options Register means the Galore register of Options.

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Options Scheme means this scheme of arrangement, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Options Scheme Meetings means the meetings of Optionholders ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act.

Record Date means 5.00pm (Sydney time) on the fifth Business Day following the Effective Date or such other date as NASDAQ or SEC may require.

SEC means the United States Securities and Exchange Commission.

Securities Act means the United States Securities Act of 1933, as amended.

Second Court Date means the day on which the Court makes an order pursuant to section 411(4)(b) of the Corporations Act approving the Options Scheme.

Second Court Hearing means the first hearing of the application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Options Scheme.

Shares means fully paid ordinary shares in Galore (including shares represented by ADSs).

US Person means a US person as defined in Regulation S of the Securities Act.

US, USA or United States means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

1.2	Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation may apply unless the context requires otherwise.

(a)	The singular includes the plural and conversely.

(b)	A gender includes all genders.

(c)	Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)	A reference to a person includes a body corporate, an unincorporated body or other entity and conversely.

(e)	A reference to a clause or schedule is to a clause of or schedule to this Options Scheme.

(f)	A reference to any agreement or document is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by that other agreement or document.

(g)	A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(h)	Mentioning anything after include, includes or including does not limit what else might be included.

(i)	A reference to “A$” is to the lawful currency of Australia.

(j)	A reference to “US$” is to the lawful currency of the United States of America.

(k)	A reference to a particular time of day shall be a reference to that time in Sydney, Australia.

(l)	A word or expression to which a meaning is attributed in the Corporations Act shall bear that meaning.

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1.3	Business day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing must be done on the immediately succeeding Business Day.

2	Preliminary

(a)	Galore is a public company registered in the Australian Capital Territory and is a company limited by shares.

(b)	At 10 August 2005, 494,290 Options were on issue.

(c)	BBGA is a proprietary limited company registered in Victoria and is a company limited by shares.

(d)	If the Options Scheme becomes Effective, then all the Options will be cancelled and BBGA will provide or procure the provision of the Options Consideration to the Optionholders in accordance with the provisions of this Options Scheme; and

(e)	BBGA has entered into a Deed Poll in favour of Optionholders pursuant to which it has covenanted to pay the Options Consideration in accordance with the terms of the Deed Poll.

3	Conditions Precedent to and Effectiveness of the Options Scheme

3.1	Conditions Precedent

The Options Scheme is conditional upon:

(a)	all of the conditions set out in clause 3.1 of the Implementation Agreement having been satisfied or having been waived in accordance with the terms of the Implementation Agreement on or before the time specified in the Implementation Agreement for their satisfaction or waiver; and

(b)	neither the Implementation Agreement nor the Deed Poll being terminated before 8.00 am on the Second Court Date.

3.2	Satisfaction of Conditions

(a)	The fulfilment of the conditions contained within clause 3.1 of this Option Scheme is a condition precedent to the operation of the provisions of clause 4(b) of this Options Scheme.

(b)	The Options Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before 31 December 2005.

4	The Options Scheme

(a)	On or before the first Business Day following approval of the Options Scheme by the Court in accordance with section 411(4)(b) of the Corporations Act, Galore will lodge with ASIC an office copy of the Court order made under section 411 of the Corporations Act approving the Options Scheme.

(b)	On the Implementation Date:

(1)	BBGA will provide or procure the provision of the Options Consideration to the Options Scheme Participant for each Option registered in the name of that Options Scheme Participant in the Register in accordance with the provisions of this Options Scheme; and

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(2)	in consideration for, and upon BBGA providing written confirmation to Galore of, the dispatch by way of bank cheque or telegraphic transfer of the Options Consideration to the Options Scheme Participant in accordance with paragraph (1), all of the Options will be cancelled without the need for any further act by any Optionholder;

(c)	BBGA will offer Optionholders who are US Persons the right to elect to receive their Options Consideration in US$. Any such election must be made in writing to Galore not less than 5 Business Days before the Implementation Date. BBGA will convert any A$ into US$ pursuant to such elections as close as practicable to the date of the payment, at the exchange rate obtainable by BBGA or its bankers on the currency spot market in Sydney, Australia. The cost of any currency exchange will be borne by BBGA. All fluctuations in the A$/US$ exchange rate will be at the sole risk of those making any such election.

(d)	BBGA’s obligation to pay the Options Consideration will be satisfied by BBGA dispatching or procuring the dispatch to each Options Scheme Participant, by prepaid post to their address recorded in the Options Register at the Record Date, of a cheque for the Options Consideration due to that Options Scheme Participant in accordance with this Options Scheme.

(e)	Galore must not, and is under no obligation to, recognise or accept any notice purporting to exercise any Option which is received by Galore on or after the Effective Date.

5	Dealings in Options

(a)	For the purpose of establishing who are Optionholders, dealings in Options will only be recognised if valid and registrable transmission applications or transfers in respect of those dealings are received on or before the Record Date at the place where the Options Register is kept.

(b)	Galore must register registrable transmission applications or transfers of the kind referred to in clause 5(a) in respect of those dealings which are received on or before the Record Date at the place where the Options Register is kept provided that any such transmission or transfer is permitted under the terms of the relevant Options.

(c)	Galore will not accept for registration or recognise for any purpose any transmission application or transfer in respect of Options received after the Record Date, except as required to give effect to this Options Scheme.

(d)	For the purpose of determining entitlements to the Options Consideration, Galore will, until the Options Consideration has been paid, maintain the Options Register in accordance with this clause 5 and the Options Register in this form will solely determine entitlements to the Options Consideration and any other interests under this Options Scheme.

(e)	Galore must procure that within two Business Days after the Record Date, details of the names, registered addresses and holdings of Options of every Options Scheme Participant as shown in the Options Register at the Record Date are available to BBGA in such form as BBGA may reasonably require.

(f)	As from the Record Date, all option certificates for the Options will cease to have effect as documents of title, and each entry on the Options Register at that date will cease to have any effect other than as evidence of entitlement to the Options Consideration.

6	General Options Scheme Provisions

(a)	Should the Court propose to approve this Options Scheme subject to any alterations or conditions, Galore may by its counsel consent on behalf of all persons concerned to those alterations or conditions to which BBGA has consented.

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(b)	Where a notice, transfer, transmission application, direction or other communication referred to in the Options Scheme is sent by post to Galore, it will not be deemed to be received in the ordinary course of post or on a date other than the date (if any) on which it is actually received at Galore’s registered office.

(c)	Galore consents to the cancellation of the Options in accordance with the terms of the Options Scheme, and the terms of the Options are deemed to be varied to the extent necessary to permit such cancellation.

(d)	The Optionholders agree to the cancellation of their Options in accordance with the terms of the Options Scheme.

(e)	The Optionholders consent to Galore doing all things necessary or incidental to the implementation of the Options Scheme.

(f)	Galore will execute all documents and do all acts and things necessary for the implementation and performance of its obligations under the Options Scheme.

(g)	Neither Galore nor BBGA nor any officer of either of those companies will be liable for anything done or omitted to be done in the performance of this Options Scheme in good faith.

(h)	Each Options Scheme Participant, without the need for any further act, irrevocably appoints Galore and all of its directors and officers (jointly and severally) as its attorney and agent for the purpose of executing any document necessary to give effect to the Options Scheme.

(i)	The proper law of the Options Scheme is the law of the State of New South Wales.

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Annexure	A – Options Consideration

Vested Options as at 15 September 2005

Exercise Price	Option Vesting Date	Option Consideration
US$6.38	11 April 2005	A$4.49
US$2.54	1 July 2005	A$9.61
US$4.10	1 January 2003	A$7.53
US$3.02	1 July 2002	A$8.97
US$4.67	1 July 2004	A$6.77
US$5.10	1 September 2005	A$6.20
US$4.74	15 September 2005	A$6.68

Unvested Options as at 15 September 2005

Exercise Price	Option Vesting Date	Option Consideration
US$4.26	Exercisable in three equal instalments: 11 April 2006 11 April 2007 11 April 2008	A$7.32

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15	Glossary

A$ means Australian currency.

ADS means an American Depositary Share representing one ordinary share in the capital of the Company.

ASIC means the Australian Securities and Investments Commission.

Australian Tax Adviser’s Report means the report of Greenwoods & Freehills Pty Limited set out in Section 7 of this Explanatory Statement.

Barbeques Galore means Barbeques Galore Limited ABN 92 008 577 759.

Barbeques Galore, Inc. means Barbeques Galore, Inc., a US subsidiary of the Company.

BBGA means BBG Australia Pty Limited ACN 113 996 384.

BBG Holdings means BBG Holdings Pty Limited ACN 113 995 403.

BBGQ Holdings means BBGQ Holdings LLC.

BBG Finance means BBG (US Finance) LLC.

Board means the board of directors of the Company.

Business Day means a week day on which trading banks are open for business in Sydney.

Buy-back means the proposed selective buy-back of the Excluded Shares as described in Section 6 of this Explanatory Statement.

Company means Barbeques Galore Limited ABN 92 008 577 759.

Conditions means the conditions precedent specified in clause 3.1 of the Implementation Agreement (as set out in Section 11 of this Explanatory Statement), and summarised in Section 5.4 of this Explanatory Statement.

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Federal Court of Australia.

Custodian means Westpac Custodian Nominees Limited ABN 18 002 861 565, the custodian of the ADSs.

Deed Poll means the Deed Poll to be executed by BBGA in favour of Shareholders undertaking to perform certain obligations in connection with the Share Scheme, in the form set out in Section 13 of this Explanatory Statement.

Depositary means JP Morgan Chase Bank, N.A..

Director means a director of the Company.

Effective when used in relation to the Share Scheme, means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the Share Scheme.

Effective Date means the date on which an office copy of a Court order under section 411(4)(b) of the Corporations Act approving the Share Scheme is lodged with ASIC, pursuant to section 411(10) of the Corporations Act.

Equity means shares and/or loan notes.

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Excluded Shares means Shares represented by ADSs held by Barbeques Galore, Inc. as at the Effective Date.

Explanatory Statement means this Explanatory Statement and includes all annexures which are attached to this Explanatory Statement.

Extraordinary General Meeting means the extraordinary general meeting of the members of Barbeques Galore to be held at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush 2140, NSW, Australia on 14 October 2005 at 10.30am to approve the Buy-back.

FIRB means Foreign Investment Review Board.

Galore Group means Barbeques Galore and its subsidiaries.

Implementation Agreement means the Implementation Agreement dated 10 August 2005 between the Company and BBGA in relation to the Share Scheme and Options Scheme.

Implementation Date means the fifth Business Day following the Record Date.

Independent Expert means WHK Corporate Advisory Limited.

Independent Expert’s Report means the report of the Independent Expert set out in Section 9 of this Explanatory Statement.

Initial Investors means:

(a)	Ironbridge Capital A Pty Limited as trustee for the Ironbridge Capital 2003/4 Fund A;

(b)	Ironbridge Capital B Pty Limited as trustee for the Ironbridge Capital 2003/4 Fund B;

(c)	Ironbridge Capital G.P. Limited as General Partner of Ironbridge Capital 2003/4 Fund LP; and

(d)	Jonathan Pinshaw as trustee for the Pinshaw Family Trust,

or their nominees.

Initial Management Investor means Jonathan Pinshaw as trustee for the Pinshaw Family Trust.

Ironbridge Capital means Ironbridge Capital Pty Limited ABN 90 105 880 108.

Ironbridge Funds means:

(a)	Ironbridge Capital 2003/4 Fund A;

(b)	Ironbridge Capital 2003/4 Fund B; and

(c)	Ironbridge Capital 2003/4 Fund LP.

NASDAQ means the National Association of Securities Dealers Automated Quotation.

NASDAQ Marketplace Rules means the official rules of the NASDAQ.

Notices of Meetings means the notice of meeting for the Share Scheme and the notice of meeting for the Extraordinary General Meeting which form part of this Explanatory Statement.

Optionholder means each person who is the holder of an Option.

Option means an option over unissued Shares.

Options Scheme means the scheme of arrangement between the Company and Optionholders set out in Section 14 of this Explanatory Statement, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

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Options Scheme Consideration means the consideration payable to Optionholders under the Options Scheme.

Options Scheme Meeting means the meeting of Optionholders ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act.

Option Scheme Participant means each Optionholder as at the Record Date.

Participating Shares means Shares held by Share Scheme Participants as at the Record Date.

Proposed Transaction means together:

(a)	the proposal to transfer all of the Shares held by Share Scheme Participants to BBGA for a payment of A$13.00 per Share on the terms described in this Explanatory Statement; and

(b)	the proposal to cancel all of the existing Options for the Options Scheme Consideration through the Options Scheme.

Record Date means 5pm (Sydney time) on the date which is 5 Business Days after the Effective Date or any other date agreed with the NASDAQ, being the record date to determine entitlements to participate in the Share Scheme.

Register means the Company’s register of members.

SEC means United States Securities and Exchange Commission.

Second Court Date means the first day on which an application made to the Court for an order to approve the Share Scheme is heard.

Securities Exchange Act means the U.S. Securities Exchange Act of 1934, as amended.

Share means a fully paid ordinary share in the capital of the Company.

Share Registry means the share registry as maintained by the Company.

Share Scheme means the scheme of arrangement between the Company and Shareholders set out in Section 12 of this Explanatory Statement, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

Share Scheme Consideration means A$13.00 for each Share held at the Record Date by a Share Scheme Participant.

Share Scheme Meeting means the meeting of Shareholders ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act.

Share Scheme Participant means each Shareholder as at the Record Date, other than to the extent that a person holds Excluded Shares.

Shareholder means a person registered as a holder of a Share.

US$ means the currency of the United States of America.

US Person means a US person as defined in Regulation S, the United States Securities Act of 1933, as amended.

US Tax Adviser’s Report means the report of DLA Piper Rudnick Gray Cary set out in Section 8 of this Explanatory Statement.

1997 Share Option Plan means the Company’s share option plan adopted on 1 October 1997.

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BARBEQUES GALORE LIMITED

ABN 92 008 577 759

NOTICE OF COURT ORDERED SCHEME MEETING OF

PARTICIPATING MEMBERS OF BARBEQUES GALORE LIMITED

Notice is hereby given that, by an order of the Federal Court of Australia, a meeting of members of Barbeques Galore Limited will be held at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush 2140, NSW, Australia, on 14 October 2005 at 10am.

The purpose of the meeting is to consider and, if thought fit, to pass the following resolution:

“That, pursuant to and in accordance with section 411 of the Corporations Act, the scheme of arrangement proposed to be entered into between Barbeques Galore Limited and its fully paid ordinary shareholders which is described in the booklet of which the notice convening this meeting forms part (the Share Scheme) is approved and should be implemented (with or without modification as approved by the Federal Court of Australia)”.

Explanatory	Statement

A copy of the proposed Share Scheme and a copy of the Explanatory Statement required by section 412 of the Corporations Act are contained in the Explanatory Statement of which this Notice forms part.

Terms used in this Notice have the same meaning as set out in the Glossary contained in the Explanatory Statement.

Majority	Required

In accordance with section 411(4)(a) of the Corporations Act, for the Share Scheme to be effective, the resolution must be passed by:

•	a majority in number of holders of ordinary shares present and voting (either in person or by proxy); and

•	75% of the votes cast on the resolution.

Voting	Entitlement

For the purposes of this meeting, shares will be taken to be held by the persons who are the registered holders at 5pm (Sydney time) on 12 October 2005. In order to effect this, the Company will not register any transfers or transmissions received after that time until after the Extraordinary General Meeting.

Proxies

If you are a member entitled to attend and vote at the meeting, you are entitled to appoint a person as your proxy to attend and vote at the meeting instead of you.

The proxy does not need to be a member of the Company. If you are entitled to cast 2 or more votes, you may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy may exercise half of your votes.

To be effective, a completed proxy form must be received at the Share Registry at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush 2140, NSW, Australia, Attn: David Glaser or by facsimile at 61 2 9735 4170 no later than 10am on 12 October 2005.

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A proxy form accompanies this notice of meeting.

Court Approval

The Share Scheme (with or without modification) is subject to the approval of the Federal Court of Australia.

Dated: 16 September 2005

Company Secretary

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BARBEQUES GALORE LIMITED

ABN 92 008 577 759

NOTICE OF EXTRAORDINARY GENERAL MEETING

Notice is hereby given to the members of Barbeques Galore Limited (the Company) that an Extraordinary General Meeting will be held at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush 2140, NSW, Australia, on 14 October 2005 at 10.30am.

The purpose of the meeting is to consider and, if thought fit, to pass the following resolution as a special resolution.

“That, pursuant to and in accordance with section 257D of the Corporations Act, the buy-back of 425,000 fully paid ordinary shares in the Company represented by ADSs held by Barbeques Galore, Inc. described in section 6 of the booklet of which the notice convening this meeting forms part (the Buy-back) is approved and should occur”.

Explanatory Statement

The Buy-back is described in the Explanatory Statement of which this notice of meeting forms part. Terms used in this notice have the same meaning as set out in the Glossary contained in the Explanatory Statement.

Majority Required

In accordance with section 257D of the Corporations Act, for the Buy-back to be effective, the resolution must be passed by:

•	75% of the votes cast on the resolution (voting either in person or by proxy), with no votes being cast in favour of the resolution by the Custodian; or

•	all ordinary Shareholders.

Voting Entitlement

For the purposes of this meeting, shares will be taken to be held by the persons who are the registered holders at 5pm (Sydney time) on 12 October 2005. In order to effect this, the Company will not register any transfers or transmissions received after that time until after the Extraordinary General Meeting.

Voting exclusion statement

The company will disregard any votes cast in favour of the resolution by the Custodian.

Proxies

If you are a member entitled to attend and vote at the meeting, you are entitled to appoint a person as your proxy to attend and vote at the meeting instead of you.

The proxy does not need to be a member of the Company. If you are entitled to cast 2 or more votes, you may appoint 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy may exercise half of your votes.

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To be effective, a completed proxy form must be received at the Share Registry at Building A2, Campus Business Park, 350-374 Parramatta Road, Homebush 2140, NSW, Australia (Attn: David Glaser) or by facsimile at 61 2 9735 4170 no later than 10am on 12 October 2005.

A proxy form accompanies this notice of meeting.

Dated: 16 September 2005

Company Secretary

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